

1-214-814-1196
4550 Travis Street, Suite 650; Dallas, TX 75205

November 13, 2025

VIA ELECTRONIC DELIVERY

U.S. Securities and Exchange Commission
Division of Trading and Markets
Officer of Market Supervision

RE: Texas Stock Exchange LLC – Form 1 Amendment

Dear Ms. Countryman:

On behalf of Texas Stock Exchange LLC ("TXSE"), and in connection with the TXSE Form 1 that is on file with the U.S. Securities and Exchange Commission, enclosed please find the Execution page to Form 1 and well as the following exhibits:

- Exhibit E-1: TXSE User Manual
- Exhibit F-1: TXSE Membership Application
- Exhibit F-7: TXSE Sponsored Access Application
- Exhibit F-8: TXSE Market Maker Registration Application
- Exhibit F-9: TXSE Service Bureau Application
- Exhibit F-10: TXSE Connectivity Services Information Document
- Exhibit F-11: TXSE Extranet Addendum
- Exhibit F-12: TXSE Market Data Agreement
- Exhibit F-13: TXSE Exchange Data Order Form
- Exhibit F-17: TXSE Market Data Policies

This amendment is filed in accordance with SEC Rule 6a-2 and in intended to replace and supplement, as applicable, the E-1 and the F Exhibits listed above.

Should you have any questions regarding TXSE's application, please contact me at jeff.brown@txse.com.

Regards,

Jeff Brown (Nov 13, 2025 09:04:21 EST)

Jeff Brown
Chief Legal Officer and General Counsel
Texas Stock Exchange LLC

cc; The Honorable Paul S. Atkins, Chairman, SEC
The Honorable Mark T. Uyeda, Commissioner, SEC
The Honorable Hester M. Peirce, Commissioner, SEC
The Honorable Caroline A. Crenshaw, Commissioner, SEC
Jamie Selway, Director, Division of Trading and Markets, SEC
Kathleen Gray Gross, Senior Special Counsel, Division of Trading and Markets, SEC
James Lee, Chairman, Founder and Chief Executive Officer, Texas Stock Exchange, LLC
Cameron Smith, President, Global Head of Trading, Texas Stock Exchange LLC

Form 1
Page 1
Execution
Page

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

Date filed (MM/DD/YY): 11/13/25

OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Texas Stock Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   4550 Travis Street, Suite 650, Dallas, TX 75205
3. Provide the applicant's mailing address (if different):

25004889

4. Provide the applicant's business telephone and facsimile number:
   214-814-1196
   (Telephone) (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   James H. Lee — Chief Executive Officer — 214-838-1980
   (Name) (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Jeff Brown
   4550 Travis Street, Suite 650
   Dallas, TX 75205
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 06/07/24 (b) State/Country of formation: Delaware/United States of America

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 11/13/25 (MM/DD/YY)

Texas Stock Exchange LLC
(Name of applicant)

By: [signature] (Signature)

James H. Lee, Chief Executive Officer
(Printed Name and Title)

Subscribed and sworn before me this 13 day of November (Month), 2025 (Year) by [signature] (Notary Public)

My Commission expires April 21, 2026 County of Dallas State of Texas

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

NOTARY PUBLIC STATE OF TEXAS
SHANNON LAYNE BRAZELL
Notary ID #129791787
My Commission Expires
April 21, 2026


TXSE
TEXAS STOCK EXCHANGE

Exhibit E-1

TXSE User Manual

Version 4.0

November 13, 2025

Texas Stock Exchange LLC
Date of filing: November 13, 2025
Date as of which information is accurate: November 13, 2025


TXSE
TEXAS
STOCK
EXCHANGE

Table of Contents



Introduction

This document provides information about Texas Stock Exchange LLC (“TXSE,” the “System” or the “Exchange”). The Exchange is a subsidiary of TXSE Group Inc.

This TXSE User Manual summarizes various operations and rules of the Exchange. TXSE’s complete and official rulebook (the “Exchange Rulebook”) is available at https://txse.com. In the event of a conflict between this TXSE User Manual and the information set forth in the Exchange Rulebook, the Exchange Rulebook shall prevail. Information contained in this document is subject to change at any time. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Exchange Rulebook.

Trading System

The Exchange is a fully automated electronic limit order book for orders to buy and sell National Market System (“NMS”) securities with a continuous matching function. Initially, the Exchange will not offer any outbound routing functionality. As a result, until such time as the Exchange adopts such functionality in the future pursuant to a rule change, all orders will be treated as Book Only and subject to rejection, cancellation or, in certain cases, the price sliding process referenced below for compliance with Rule 610(e) under Regulation NMS, if elected by the User. Members of the Exchange and their Sponsored Participants (collectively, “Users”) connect to the System via Financial Information Exchange (“FIX”), binary order entry protocols or other means of access provided from time to time by the Exchange in order to electronically send orders to buy and sell securities traded on the Exchange. Users may also send orders through a service bureau (each, a “Service Bureau”).

The Exchange was built with a focus on performance, reliability and security. The System is distributed across a network of servers to maximize throughput and determinism, minimize latency and bottlenecks, provide high availability and fault tolerance, and allow for simplified scalability. Additional servers can be added to easily expand system functionality and capacity as required in accordance with the TXSE Capacity Management Plan. Further, security has been architected and designed into the System as a primary concern to effectively manage access, authorization and authentication to Exchange services.

At the core of the System is the matching engine, which compares the limit price of an incoming order with the price of resting (i.e., booked) Limit Orders or Pegged Orders on the TXSE Book and the best prices of other markets’ displayed quotes or the National Best Bid and Offer (“NBBO”). If the order is immediately marketable against the TXSE Book, and there is interest available on the TXSE Book at a price equal to or better than the consolidated quote or NBBO, an immediate match is made and communicated back to Users. If another market is displaying a better quote, the order will be handled



depending on the User's instructions (e.g., rejected, cancelled, or, in certain cases, posted to the TXSE Book if elected to be subject to the price sliding process by the User). The priority of how orders are ranked on the TXSE Book is discussed in more detail below and described in Rule 11.008 of the Exchange Rulebook.

Users or their clearing firms may request drop copies of their executions.

Data Centers and Co-Location

TXSE's primary trading platform is located in a third-party data center facility in Secaucus, New Jersey. It is accessible to Members, Sponsored Participants, Service Bureaus (as defined below), data recipients (collectively "Participants") and extranet providers.

TXSE's secondary data center is located in a third-party data center facility in Dallas, Texas. Connectivity to the TXSE secondary data center, while not a mandatory requirement for all Participants, is recommended to minimize service disruption in the event of an issue at the primary trading platform data center.

Connectivity to the Exchange in the primary data center is latency equalized for both order entry and market data dissemination. The equalization footprint includes NY4, NY5 or NY6. Customers connecting from outside of these buildings will experience increased latency with the amount of the increase depending on their distance from NY6. Participants will be able to connect to order entry systems and receive market data in both the primary and secondary data centers.

TXSE provides redundant physical network connectivity in both the primary and secondary data centers. This diverse set of network connections, the "A" and "B" feeds, provide high availability and fault tolerance to all co-located participants. To achieve this resiliency, TXSE requires participants to connect to both the "A" and "B" feeds.

All data centers the Exchange uses are, at a minimum, Tier 3 compliant and provide a high level of security and availability through redundant and reliable environmental control systems (redundant power supplies, on-site backup generators, cooling systems, etc.). Data center personnel are available 24/7 to maintain and service the System.

Connectivity and Access

TXSE supports the following connectivity methods in both its primary and secondary data centers:

- Co-Location Cross-Connect: Participants may request a cross-connect from the Participant's point-of-presence to TXSE.
- Extranet Providers: Participants may connect to TXSE via an approved extranet provider.

- Private-Line Ethernet: Participants may connect via telecommunications carriers providing a circuit extension from a location outside the Exchange's primary or secondary data center.

Participants are responsible for choosing and implementing connectivity to the primary and secondary data center.

For more detailed information and instructions on how to connect to TXSE, please refer to the TXSE Connectivity Manual.

Users are permitted to electronically access the order entry facilities of the Exchange using FIX and binary protocols, with a common schema used for both. Message framing and encoding is also standardized and unified across protocols. TXSE Binary Orders, the native binary protocol for order entry ("SEED"), is an application layer message standard used to facilitate the electronic communication of information between the Exchange and its participants. SEED allows participants to submit, modify and cancel orders, receive acknowledgements and execution reports and be notified of exchange trading status. Refer to the TXSE Orders Protocol Specification for more details. The Exchange also supports order entry via the FIX protocol. Please refer to the TXSE FIX Specification for more details.

Risk Controls

Both the FIX and SEED order entry facilities contain an integrated pre-trade risk management service that processes all incoming order information against a mandatory set of risk controls designed to help prevent erroneous orders from passing through to the matching engine for execution. These controls are dynamically configurable by Participants and can be assigned to an individual session, i.e., a single FIX or SEED session, or an aggregated set of sessions. Refer to the TXSE Risk Management Specification for a list of risk controls and detailed information on how to configure and apply these controls.

TXSE supports the canceling of an order via any active Participant session, FIX or SEED, regardless of the session that the original order was transmitted on. Additionally, this flexibility allows the Exchange to offer a batch cancel function, via any active session, which can be used by a Participant to cancel all or a subset of its orders in one or more symbols with a single command to the Exchange. Participants can use this facility as a "purge port" or for other mass cancel type functions.

Hours of Trading and Market Sessions

Orders may be entered into the System during Exchange operating hours (from 8:00 a.m. until 5:00 p.m. Eastern Time). The Exchange will not accept orders prior to the start of the Pre-Market Session.

Session	Start and End Time (all times are Eastern Time)
Pre-Market Session	8:00 a.m. to 9:30 a.m.
Market Session	9:30 a.m. to 4:00 p.m.
Post-Market Session	4:00 p.m. to 5:00 p.m.

Order Types and Modifiers

As summarized in the table below, TXSE accepts the following order types: Market Orders, Limit Orders (including Market Maker Peg Orders), and Pegged Orders (i.e., Midpoint Peg, Market Peg and Primary Peg, and excluding Market Maker Peg Orders). Orders may be submitted in round lots, mixed lots or odd lots. By default, orders are limited to a maximum of 1,000,000 shares or $30,000,000.00.

Order types may be designated with a variety of modifiers such as Intermarket Sweep Orders (ISOs), Reserve Quantity (with Fixed or Random Replenishment), Non-Displayed, Minimum Execution Quantity, Post Only, Book Only, Re-Pricing (Display-Price Sliding to comply with Rule 610(e) of Regulation NMS and Rule 201 of Reg SHO). Several Time-in-Force (TIF) instructions are available determining the period(s) of time during which an order is available for potential execution, including the following:

- Immediate-Or-Cancel ("IOC"): Execute in whole or in part, else the order will be cancelled.
- System ("SYS"): Available for trading starting with the Pre-Market Session and, if not executed, expires at the end of the Post-Market Session.
- Day: Available for trading starting with the Pre-Market Session and, if not executed, expires at the end of the Market Session.
- Good-'til-Time ("GTT"): Expires at the earlier of a specified expire time or end of the Post- Market Session.
- Regular Hours Only ("RHO"): Order designated for execution only during Regular Trading Hours, which includes the opening process (the "Opening Process") and re-opening process following a halt, suspension or pause.

Order Type	Trading Hours	Time-In-Force	Size	Posting	Display	Reserve	ISO	Re-Pricing
Market	9:30 a.m. through 4:00 p.m. ET	IOC, SYS, Day, RHO	Odd/Round/ Mixed Lot, Min Quantity	Book Only	N/A	N/A	N/A	N/A
Limit (which includes Market Maker Peg Orders)	8:00 a.m. through 5:00 p.m. ET	IOC, SYS, Day, GTT, RHO	Odd/Round/ Mixed Lot, Min Quantity	Book Only, Post Only	Display, Non-Display	Random and Fixed Replenish	ISO	Display -Price Sliding

Pegged (i.e., Midpoint, Market, Primary)	8:00 a.m. through 5:00 p.m. ET	IOC, SYS, Day, GTT, RHO	Odd/Round/ Mixed Lot, Min Quantity	Book Only, Post Only	Non-Display	N/A	N/A	N/A

Refer to Chapter 11 of the Exchange Rulebook for detailed information regarding order types, modifiers and TIF instructions.

Opening Process

At the beginning of the Market Session, the System will perform the Opening Process which is a series of matching computations (the “Opening Match”) performed for each symbol traded on the Exchange as described in more detail below. Users who wish to participate in the Opening Process may enter orders to buy or sell that are designated as RHO orders. Orders cancelled before the Opening Process will not participate in the Opening Process. The price of the Opening Process will be the midpoint of the NBBO. The Opening Process matches eligible buy and sell orders that are executable at the midpoint of the NBBO, processed in time sequence, beginning with the order with the oldest time stamp. Matches will occur until there is no remaining volume or there is an imbalance of orders.

If the conditions to establish the price of the Opening Process do not occur by 9:45:00 a.m. Eastern Time, orders will be handled in time sequence, beginning with the order with the oldest time stamp, and will be placed on the TXSE Book, cancelled or executed in accordance with the terms of the order.

All MTP modifiers, as defined in the Exchange Rulebook, will be ignored as it relates to executions occurring during the Opening Match. An imbalance of orders on the buy side or sell side may result in orders that are not executed in whole or in part. Such orders may, in whole or in part, be placed on the TXSE Book, cancelled or executed in accordance with the Exchange Rulebook. If no matches can be made, the Opening Process will conclude with all orders that participated in the Opening Process being placed in the TXSE Book, cancelled or executed.

The Exchange will also conduct an opening auction (“Opening Auction”) for all TXSE-listed securities, pursuant to proposed Exchange Rule 11.022. Users may submit orders to the Exchange as set forth in Rule 11.001, and any Eligible Auction Orders designated for the Opening Auction will be queued until 9:30 a.m., at which time they will be eligible to be executed in the Opening Auction.

Priority of Orders

Orders are ranked and maintained in the TXSE Book based on the Price/Time priority as follows:

- Price. The highest-priced order to buy (lowest-priced order to sell) has priority over all other orders to buy (sell) in all cases.

- Time. The following priority rules apply:

  A. Except as provided in (B) below, the System ranks equally priced trading interest within the System in time priority in the following order:
     1. The portion of a Limit Order with a Displayed instruction (including a Market Maker Peg Order);
     2. Limit Orders with a Non-Displayed instruction (including the Reserve Quantity of Limit Orders); and
     3. Orders with a Peg instruction (i.e., Midpoint Peg, Market Peg or Primary Peg, and excluding Market Maker Peg Orders), ranked in priority based upon the time such orders were initially received by the System.

  B. Where buy (sell) orders are using instructions that cause them to be re-ranked by the System upon clearance of a Locking Quotation, the System re-ranks and displays such orders at the Locking Price in time priority in the following order:
     1. Limit Orders to which the ISO instruction has been applied that also contain a TIF instruction of Day, SYS or GTT when such orders establish a new NBBO at the Locked Price; and
     2. Limit Orders with the Display-Price Sliding instruction.

  C. For purposes of (A) above, orders re-ranked subject to the Re-Pricing Instructions to Comply with Rule 201 of Regulation SHO maintain the same priority as Limit Orders at that price.

Routing

Initially, the Exchange will not offer any outbound routing functionality. As a result, until such time as the Exchange adopts such functionality in the future pursuant to a rule change, all orders will be treated as Book Only and subject to rejection, cancellation or, in certain cases, the price sliding process for compliance with Rule 610(e) under Regulation NMS, if elected by the User.

Data Products[1]

As described in the Exchange Rulebook, TXSE offers several data products:

- TXSE Depth
- TXSE Top
- TXSE Last Sale

[1] Under TXSE Rule 13.008, TXSE anticipates renaming its TXSE Depth data feed product as TXSE FEED, and may collapse its TXSE Top and TXSE Last Sale feeds into a single product pursuant to a TBD rule filing with the Securities and Exchange Commission.



- TXSE Historical Data

The Exchange's real-time market data is electronically available directly from TXSE through the use of APIs defined in the Exchange's specifications or via a range of market data vendors. Additional information about data products, agreements and specifications are available on the Exchange's website.

Contact TXSE

Website	www.txse.com
Main Telephone Number	(214) 814-1196
Client Relationship Services (CRS)	sales@txse.com; 214-612-0390
Market Operations	marketops@txse.com; 214-612-0388
Market Data Services	marketdata@txse.com; 214-612-0388
Regulation/Compliance	regulation@txse.com; 214-612-0391
Mailing Address	Texas Stock Exchange LLC 4550 Travis Street Suite 650 Dallas, Texas 75205

REVISION HISTORY

Version	Date	Change
1.0	January 31, 2025	Initial Document
2.0	April 2, 2025	Pre-Production Update
3.0	July 29, 2025	Pre-Production Update
4.0	November 13, 2025	Pre-Production Update



TXSE Membership Application

In order to join Texas Stock Exchange LLC ("Exchange"), an applicant Broker-Dealer ("Applicant") must complete and submit all materials listed on the Application Checklist below via email to membership@txse.com.

Applicants are required to update any information submitted in this application when and if it becomes inaccurate or incomplete after submission.

APPLICATION CHECKLIST
☐ Membership Application, including Statutory Disqualification Notice
☐ Clearing Letter of Guarantee (only if the Applicant is not self-clearing)
☐ User Agreement
☐ Direct Debit Opt-In Form
☐ Most recent signed and notarized Form BD, including schedules and disclosure reporting pages
☐ A Form U-4 for each officer, director and equity holder who owns 5% or more of Applicant's outstanding equity interests, if not available on WebCRD®
☐ Most recent audited annual financial statements, including Independent Auditors' Report on Internal Control or Exemption Report, and unaudited financial statements as of the last month end
☐ All FOCUS Reports filed since the last annual audit
☐ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company Agreement or Operating Agreement; or similar documentation
☐ IRS Form W-9 or W-8
☐ A list of all Authorized Traders, including name and CRD #, the Applicant will be registering with the Exchange
☐ A list identifying all joint accounts pursuant to Exchange Rule 12.007 – *if applicable*

Note: All application materials sent to the Exchange will be reviewed for completeness. All applications are deemed confidential and are handled in a secure environment. Applications may, however, be shared with other self-regulatory organizations (*e.g.*, FINRA), as necessary, to evaluate and process the application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange Rule 2.006. If you have questions on completing the application, you may direct them to Membership Services at membership@txse.com or 214-612-0389. In addition, please refer to the Exchange's website at https://www.txse.com for additional information regarding the membership process.



TXSE Membership Application

GENERAL INFORMATION		
Date:	CRD #:	
Name of Applicant:		
Address of Principal Office:		
City:	State:	Zip:
BILLING ADDRESS		
Address of Billing Office:		
City:	State:	Zip:

BUSINESS CONTACT	BILLING CONTACT
Name:	Name:
Title:	Title:
CRD #:	CRD #:
Email:	Email:
Phone:	Phone:
COMPLIANCE CONTACT	TECHNICAL CONTACT
Name:	Name:
Title:	Title:
CRD #:	CRD #:
Email:	Email:
Phone:	Phone:
TRADING CONTACT	SUPERVISOR OF AUTHORIZED TRADERS
Name:	Name:
Title:	Title:
CRD #:	CRD #:
Email:	Email:
Phone:	Phone:

TYPE OF ORGANIZATION
☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietorship State of Organization:_________________________ Federal Employer ID Number:______________________

TYPE OF BUSINESS ACTIVITIES CONDUCTED BY APPLICANT (check all that apply)
☐ Market Maker* ☐ Public Customer Business ☐ Clearing Services (NSCC #: _____) ☐ Firm Proprietary Trading Other:_____________________________________ *Please contact Membership Services for more information on becoming a Market Maker on the Exchange.



OTHER SELF-REGULATORY ORGANIZATION MEMBERSHIPS (check all that apply)	
☐ BOX Exchange LLC ☐ Cboe BYX Exchange, Inc. ☐ Cboe BZX Exchange, Inc. ☐ Cboe C2 Exchange, Inc. ☐ Cboe EDGA Exchange, Inc. ☐ Cboe EDGX Exchange, Inc. ☐ Cboe Exchange, Inc. ☐ Financial Industry Regulatory Authority ☐ Investors Exchange LLC ☐ Long Term Stock Exchange, Inc. ☐ MEMX LLC ☐ Miami International Securities Exchange LLC ☐ MIAX Emerald, LLC	☐ MIAX Pearl, LLC ☐ MIAX Sapphire, LLC ☐ Nasdaq BX, Inc. ☐ Nasdaq GEMX, LLC ☐ Nasdaq ISE, LLC ☐ Nasdaq MRX, LLC ☐ Nasdaq PHLX LLC ☐ Nasdaq Stock Market LLC ☐ New York Stock Exchange LLC ☐ NYSE American LLC ☐ NYSE Arca, Inc. ☐ NYSE Texas, Inc. ☐ NYSE National, Inc. ☐ 24X National Exchange LLC
Name of Applicant's Designated Examining Authority (DEA):________________________________	

ADDITIONAL INFORMATION
State approximate dates of last inspection of Applicant's books and records by the SEC, FINRA or any other Regulator. SEC:_________________________________ FINRA:________________________________ Other Regulator:_________________________ Name of Other Regulator:_____________________________ If any material deficiencies were revealed, please explain (attach an additional sheet if more space is needed):
Discuss any recent events or changes that are not reflected in the Applicant's Form BD and U-4(s) (and amendments thereto) that are submitted with this Application (attach an additional sheet if more space is needed):
Has Applicant during the past three years been subject to the notification and reporting requirements under SEC Rule 17a-11 because of a net capital or record keeping problem? ☐ Yes ☐ No If yes, please explain (attach an additional sheet if more space is needed):
Does Applicant carry a Broker's Blanket and Fidelity Bond? ☐ Yes ☐ No If yes, please provide the following: Name of insurance carrier:_______________________ Amount of coverage:_____________________________ Effective date of the bond:_________________________



AML COMPLIANCE OFFICER		
Pursuant to Exchange Rule 5.006, each Member is required to designate, and identify to the Exchange, a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the Member's anti-money laundering program. A Member must provide prompt notice to the Exchange regarding any change in this designation. If Applicant is a Member of FINRA required to comply with FINRA Rule 3310, notification of changes to this designation need not be filed with the Exchange if the Member complies with such FINRA Rule.		
Name:	Title:	
Business Address:		
Phone:	Fax:	Email:

PRINCIPAL REGISTRATION		
The Exchange requires each Member other than a sole proprietorship or a proprietary trading firm with 25 or fewer Authorized Traders ("Limited Size Proprietary Firm") to register at least two (2) Series 24 qualified Principals. A Limited Size Proprietary Firm is required to register at least one (1) Series 24 qualified Principal. A "Principal" is any individual responsible for supervising the activities of a Member's Authorized Traders and each person designated as a Chief Compliance Officer on Schedule A of Form BD. In addition, the Exchange requires each Member to register a Series 27 qualified FINOP with the Exchange. See Exchange Rule 2.005, Interpretation and Policy .01 for additional information regarding principal registration. Please indicate below the individuals that the Member intends to register with the Exchange, to comply with these requirements.		
DESIGNATED SERIES 24 LICENSED PRINCIPAL		
Name:	Title:	CRD #:
Business Address:		
Phone:	Email:	
DESIGNATED SERIES 24 LICENSED PRINCIPAL		
Name:	Title:	CRD #:
Business Address:		
Phone:	Email:	
DESIGNATED SERIES 27 LICENSED PRINCIPAL		
Name:	Title:	CRD #:
Business Address:		
Phone:	Email:	

[Remainder of page intentionally left blank.]



The undersigned represents that the information and statements contained herein, including exhibits attached hereto, are current, true and complete.

By executing this Application, the undersigned agrees as follows:

(1) to abide by, comply with, and adhere to the provisions of the Exchange's Certificate of Formation, its Exchange LLC Agreement, the Exchange Rules, the policies, interpretations and guidelines of the Exchange and all orders and decisions of the Exchange's Board of Directors and penalties imposed by the Board of Directors, and any duly authorized committee (such agreement is not to be construed as a waiver by the undersigned of any right to appeal provided in the Securities Exchange Act of 1934, as amended);

(2) to pay such dues, fees, assessments and other charges in the manner and amount as shall from time to time be fixed by the Exchange.

(3) the Exchange and its officers, employees and members of its Board of Directors and of any Exchange committee shall not be liable, except for willful malfeasance, to the Applicant or to any other person, for any action taken by such director, officer or member in their official capacity, or by any employee of the Exchange while acting within the scope of their employment, in connection with the administration or enforcement of any of the provisions of the Certificate of Formation, Exchange LLC Agreement, Exchange Rules, policies, interpretations or guidelines of the Exchange or any penalty imposed by the Exchange, its Board of Directors or any duly authorized committee;

(4) in cases where the Applicant fails to prevail in a lawsuit or administrative adjudicative proceeding instituted by the Applicant against the Exchange of any of its officers, directors, committee members, employees or agents, to pay the Exchange or any of its officers, directors, committee members, employees or agents, all reasonable expenses, including attorneys' fees, incurred by the Exchange in the defense of such proceeding, but only in the event that such expenses exceed fifty thousand dollars ($50,000.00), provided that such payment obligation shall not apply to internal disciplinary actions by the Exchange or administrative appeals;

(5) to maintain and make available to the Exchange, its authorized employees and its Board of Directors or committee members such books and records as may be required to be maintained by the Securities and Exchange Commission or Exchange Rules; and

(6) to provide such other reasonable information with respect to the Applicant as the Exchange may require.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by the Exchange.

______________________________	______________________________
Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor	Date
______________________________	______________________________
Printed Name	Title



Statutory Disqualification Notice

Pursuant to the Securities Exchange Act of 1934, as amended (the "Act"), the Exchange may deny (or may condition) membership or may bar a natural person from becoming associated (or may condition an association) with a Member for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for Statutory Disqualification if a person has:

- been expelled, barred or suspended from membership in or being associated with a member of a self-regulatory organization;
- had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- violated any provision of the Act; or
- been convicted of a theft or securities-related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐ Check here if you **DO NOT** have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.

☐ Check here if you **DO** have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.*

* Attach a sheet identifying any such person(s), including the following information:

1. Name and social security number of the person(s).
2. Copies of documents relating to the Statutory Disqualification.
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
4. Explanation of action taken or approval given by any other SRO regarding each person.
5. Additionally, identify any such person(s) who are associated with the Applicant Broker-Dealer and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

On behalf of Applicant Broker-Dealer, I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that the Exchange shall rely on the information provided pursuant to this Notice in order to approve or deny Applicant Broker-Dealer's application for membership. I understand that Applicant Broker-Dealer will be subject to a disciplinary action if false or misleading answers are given pursuant to this Notice. I also acknowledge the obligation of Applicant Broker-Dealer to submit to the Exchange any amendment to any document submitted as part of its application, including but not limited to this Notice, within ten (10) business days of such amendment or change.

______________________________	______________________________
Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor	Date
______________________________	______________________________
Printed Name	Title



TXSE Sponsored Access Application

In order to join Texas Stock Exchange LLC ("Exchange") as a Sponsored Participant, an Applicant and their Sponsoring Member must complete and submit all materials listed on the Application Checklist below via email to membership@txse.com.

APPLICATION CHECKLIST
☐ Sponsored Access Application, including • Sponsoring Member Consent • Sponsored Participant Agreement
☐ A detailed description of how the Sponsoring Member will comply with the requirements of SEC Rule 15c3-5: *Risk Management Controls for Brokers or Dealers with Market Access*
☐ A copy of the Sponsoring Member's Policies and Procedures, specifically addressing SEC Rule 15c3-5
☐ User Agreement
☐ IRS Form W-9 or W-8

Note: All application materials sent to the Exchange will be reviewed for completeness. All applications are deemed confidential and are handled in a secure environment. Applications may, however, be shared with other self-regulatory organizations (*e.g.*, FINRA), as necessary, to evaluate and process the application.

The Exchange may request Applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process. If you have questions on completing the application, you may direct them to Membership Services at membership@txse.com or 214-612-0389.



SPONSORING MEMBER INFORMATION			SPONSORING MEMBER BUSINESS CONTACT
Firm:			Name:
Address:			Email:
City:	State:	Zip:	Phone:
SPONSORED PARTICIPANT INFORMATION			SPONSORED PARTICIPANT BUSINESS CONTACT
Firm:			Name:
Address:			Email:
City:	State:	Zip:	Phone:
SPONSORED PARTICIPANT BILLING ADDRESS			SPONSORED PARTICIPANT BILLING CONTACT
Firm:			Name:
Address:			Email:
City:	State:	Zip:	Phone:

AUTHORIZATION	
This form is governed by all terms and conditions set forth in the Exchange Sponsored Access Application and Agreements. The Exchange provides a best effort attempt to cancel all open orders from a Member/Sponsored Participant upon a communications disconnect. There is no guarantee that the automatic cancel feature provided by the Exchange will be error free or will operate without interruption. By signing below, you agree and acknowledge that the Exchange is not liable or responsible in any way for any orders which may fail to be cancelled using the automatic cancel feature. ***Members may call the TXSE Trade Desk at 214-612-0388 to verbally request that all open orders be cancelled or check the status of open orders.***	
Sponsoring Member Firm:	
Printed Name/Title:	Signature:



TXSE Sponsoring Member Consent

We, ____________________________, a Member of the Exchange, are hereby notifying the Exchange that we intend to be a Sponsoring Member providing access to a Sponsored Participant, as those terms are defined in Exchange Rule 1.005, by permitting the Sponsored Participant identified below to send orders directly to the Exchange using our mnemonic (or the mnemonic of our clearing broker, as applicable).

We acknowledge and agree that we are responsible for all orders entered on or through the Exchange by the Sponsored Participant and any person acting on behalf of or in the name of such Sponsored Participant. We further acknowledge and agree that we must be identified on any order submitted by the Sponsored Participant as the Sponsoring Member of that order, and that any execution occurring as a result of an order entered by a Sponsored Participant shall be binding in all respects on us. In that regard, we acknowledge and agree that we are acting as agent for the person submitting the order through sponsored access, and as such, that we are responsible for all related contractual and regulatory obligations. We further acknowledge and agree that we are responsible for any and all actions taken by the Sponsored Participant or any person acting on behalf of or in the name of the Sponsored Participant on or through the Exchange.

In addition to Exchange Rule 11.003, we have further reviewed other provisions of the Rules of the Exchange and the terms of our User Agreement with the Exchange. The Sponsored Participant has agreed to comply with all applicable Rules of the Exchange governing the entry, execution, reporting, clearing and settling of orders in securities eligible for trading on the Exchange. We understand that we are required and agree to impose appropriate regulatory and supervisory procedures in connection with orders directed to the Exchange by the Sponsored Participant.

______________________________	______________________________
Sponsoring Member Name	CRD Number (if applicable)
______________________________	______________________________
Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor	Date
______________________________	______________________________
Printed Name	Title

On behalf of the Sponsored Participant, the undersigned agrees to comply with the Exchange Certificate of Formation, the Exchange LLC Agreement and Rules of the Exchange, and all written interpretations thereof, as if the Sponsored Participant were a Member of the Exchange. These requirements include, but shall not be limited to, the items listed below.

The Sponsored Participant:

- shall enter into and maintain a User Agreement with the Exchange;
- shall maintain, keep current and provide to the Sponsoring Member, and to the Exchange upon request, a list of Authorized Traders who may obtain access to the System on behalf of the Sponsored Participant. The Sponsored Participant shall be subject to the obligations of Exchange Rule 11.004 with respect to such Authorized Traders;
- shall familiarize its Authorized Traders with all of its obligations under Exchange Rule 11.003 and will assure that they receive appropriate training prior to any use or access to the Exchange;
- may not permit anyone other than Authorized Traders to use or obtain access to the Exchange;
- shall take reasonable security precautions to prevent unauthorized use or access to the Exchange, including unauthorized entry of information into the Exchange, or the information and data made available therein. The Sponsored Participant understands and agrees that the Sponsored Participant is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and other consequences thereof;
- acknowledges its responsibility to establish adequate procedures and controls that permit it to effectively monitor its employees', agents' and customers' use of and access to the Exchange for compliance with the terms of this agreement; and
- shall pay when due all amounts, if any, payable to Sponsoring Member, the Exchange or any other third parties that arise from the Sponsored Participant's access to and use of the Exchange. Such amounts include, but are not limited to applicable Exchange and regulatory fees.

Authorized Acknowledgement of Sponsored Participant:

The undersigned, as a duly appointed Officer, Partner, Managing Member or Sole Proprietor of the applicant Sponsored Participant, does hereby acknowledge and agree to the terms and provisions of Exchange Rule 11.003, and shall comply with the Exchange Rules.

[Remainder of page intentionally left blank.]

Sponsored Participant Name	CRD Number (if applicable)
Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor	Date
Printed Name	Title



TXSE Market Maker Registration Application

Members applying to become Market Makers registered with Texas Stock Exchange LLC ("Exchange") are required to complete this Market Maker Registration Application. The Exchange may require additional information from any Applicant prior to determining whether to register such Applicant as a Market Maker.

To apply, please complete this Market Maker Registration Application and submit it with all required supplementary materials via email to membership@txse.com.

Applicants are required to update any information submitted in the application when and if it becomes inaccurate or incomplete after submission.

GENERAL INFORMATION		
Date:	CRD #:	
Name of Applicant:		
Address of Principal Office:		
City:	State:	Zip:
APPLICATION CONTACT		
Name:	Title:	
Phone:	Email:	
OTHER BUSINESS ACTIVITIES		
☐ Investment Banking ☐ Market Maker	☐ Public Securities Business ☐ Dealer/Specialist	☐ Proprietary Trading ☐ Other:
If the Applicant is a Market Maker or Dealer/Specialist, please provide a list of the registered national securities exchange(s) or association(s) on which the Applicant has been approved as such:		

MPID	
MPID(s) of Market Maker:	
SECURITIES	
Estimate the number of securities in which the Applicant intends to become registered as a Market Maker:_____________________	
NET CAPITAL	
Excess Net Capital Amount: __________________________________ Source of Net Capital: __________________________________ ☐ Most recent FOCUS Report enclosed - required	As of Date:_____________________________

MARKET MAKER AUTHORIZED TRADERS

To be eligible for registration as a Market Maker Authorized Trader ("MMAT"), as defined in Exchange Rule 1.005, a person must successfully complete proficiency examinations and continuing education requirements applicable to Authorized Traders, as set forth in Interpretation and Policies .01 and .02 to Exchange Rule 2.005[1]. Market Makers must maintain a current list of MMATs who are permitted to enter orders on behalf of the Market Maker pursuant to Exchange Rule 11.018(a)(4).

Name:______________________________ CRD #:________ Date of Employment:________

☐ Series 7 Qualification ☐ Series 57 Qualification

Name:______________________________ CRD #:________ Date of Employment:________

☐ Series 7 Qualification ☐ Series 57 Qualification

Name:______________________________ CRD #:________ Date of Employment:________

☐ Series 7 Qualification ☐ Series 57 Qualification

Name:______________________________ CRD #:________ Date of Employment:________

☐ Series 7 Qualification ☐ Series 57 Qualification

WEBSITE DISCLOSURE AND DATA PROVIDED TO ISSUERS

Notwithstanding any provision to the contrary set forth in the User Agreement by and between the Exchange and the Applicant (the "User Agreement") related to information or data that the Applicant or the Applicant's agent enters into the Exchange ("Transaction Data"), the Applicant hereby grants to the Exchange a non-exclusive, non-assignable, non-transferable, worldwide, irrevocable license to receive and use Transaction Data solely within Exchange market data products that it offers exclusively to issuers relating to the market in the issuer's own securities, even if such market data products present Transaction Data in a manner that provides the Applicant's volume ranking on the Exchange in such issuer's own securities. Further, the Applicant hereby agrees that the Exchange can publicly identify the Applicant as a Market Maker on the Exchange. Finally, the Applicant agrees that the Exchange can provide confidential information derived from Transaction Data solely to

[1] In exceptional cases and where good cause is shown, the Exchange may waive such requirement. Contact Membership Services at 214-612-0389 or via membership@txse.com for more information regarding requesting a waiver of the proficiency exam requirement.

issuers relating to the market in an issuer’s own securities and that such information may include the Applicant’s identity.

The undersigned attests that the information provided in this application on behalf of the Applicant is complete and accurate. Furthermore, the undersigned acknowledges that the Applicant agrees to update the application as necessary, and to abide by all rules of the Exchange, and interpretations thereof, as they currently exist and as they may be added, supplemented and/or amended from time to time.

____

Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor

____

Printed Name

____

Title

____

Date



TXSE Service Bureau Application and Agreements

SERVICE BUREAU INFORMATION		
Firm:		
Address:		
City:	State:	Zip:

BUSINESS CONTACT	TECHNICAL CONTACT
Name:	Name:
Email:	Email:
Phone:	Phone:

BILLING ADDRESS			BILLING CONTACT
Firm:			Name:
Address:			Email:
City:	State:	Zip:	Phone:

ACCOUNT ADMINISTRATORS
A Service Bureau must designate an Account Administrator who will be authorized to grant permission and user access within the Texas Stock Exchange LLC (TXSE) Customer Platform. More than one Account Administrator may be designated and there is not a maximum number of Account Administrators allowed per Service Bureau. Account Administrators will be able to grant access to tools within the Customer Platform including, but not limited to, historical market data subscriptions, logical port requests, modification or deletion of forms, physical connection request forms, and invoices and billing files.

Name:	Title:
Email:	Phone:

Name:	Title:
Email:	Phone:



CONNECTIVITY
Which connectivity option will you use? (check one)
☐ Cross Connect* ☐ Extranet: _____________ ☐ VPN (certification only)
What type of connections are you requesting? ☐ Certification ☐ Production
*If requesting a cross connect, a Connectivity Services Agreement is also required.

AUTHORIZATION	
This form is governed by all of the terms and conditions set forth in the Service Bureau Application and Agreements. The persons listed above are the only individuals authorized to order or update services at TXSE on behalf of the Service Bureau. Please contact Membership Services at 214-612-0389 or email membership@txse.com to add or delete authorized contacts. TXSE provides a best effort attempt to cancel all open orders from a Member/Service Bureau upon a communications disconnect. There is no guarantee that the automatic cancel feature provided by TXSE will be error free or operate without interruption. By signing below, you agree and acknowledge that TXSE is not liable or responsible in any way for any orders which may fail to be cancelled using the automatic cancel feature. Members may call the TXSE Trade Desk at 214-612-0388 to verbally request that all open orders be cancelled or check the status of open orders.	
Printed Name:	Signature:
Title:	Date:

TXSE Service Bureau Port Fee Agreement

This Service Bureau Port Fee Agreement (this "Agreement"), with an effective date as of the date executed below, is made by and between Texas Stock Exchange LLC (the "Exchange"), with its principal office at 4550 Travis Street, Suite 650, Dallas, Texas 75205, and the Authorized Service Bureau or Independent Software Vendor referenced below ("Service Bureau").

1. **Rights of Service Bureau**. The Exchange has granted to Service Bureau the non-exclusive and non-transferable right to act as the Authorized Service Bureau for one or more Members of the Exchange pursuant to one or more Service Bureau Agreements.

2. **Exchange Users and Data Recipients**. If Service Bureau has entered into a User Agreement with the Exchange (as may be amended, modified or supplemented from time to time, the "User Agreement"), pursuant to which Service Bureau has the right to access the Exchange to, among other things, submit orders to the Exchange and/or has entered into a TXSE Market Data Agreement with the Exchange (as may be amended, modified or supplemented from time to time, the "Data Agreement"), pursuant to which Service Bureau has the right to receive and redistribute data feeds, then this Agreement shall be deemed to be a supplement to such agreements and all terms and provisions of such agreements which are not expressly overridden by the terms and conditions of this Agreement shall be incorporated herein by reference.

3. **All Other Service Bureaus**. If Service Bureau has not entered into a User Agreement or Data Agreement, by signing this Agreement, Service Bureau has the right to access the Exchange to act as an Authorized Service Bureau only if in conformity with the requirements expressly described below.

4. **Port Fees**. Service Bureau agrees to make timely payment of fees charged specifically for linking to the Exchange in order to act as an Authorized Service Bureau on behalf of one or more Members of the Exchange, as well as any applicable late fees for the failure to make payment within the required time period. The amount of applicable Port Fees shall be set forth in Exchange Rules or posted on the Exchange's website. Port Fees are payable within 30 days of the invoice date. Service Bureau will be solely responsible for any and all other telecommunications costs and all other expenses incurred in linking to and maintaining its link to, the Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of the Service Bureau Agreement(s) between the Exchange and Service Bureau. Subject to applicable regulatory requirements, the Exchange reserves the right to change its fee schedule, including Port Fees applicable to Services Bureau. The Exchange will use commercially reasonable efforts to provide at least 30 days advance notice to Service Bureau of any such change to Port Fees, except to the extent there is a situation that necessitates a change to Port Fees on an accelerated basis or otherwise precludes such advance notice, or an order of a court, an arbitrator or a regulatory agency precludes such advances notice.



5. **Term and Termination**. This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated at any time on not less than 24 hours written notice given by either party to the other.

6. **Miscellaneous**. All notices or approvals required or permitted under this Agreement must be given in writing to the Exchange at the address specified above or to Service Bureau at its last reported principal office address, unless Service Bureau designates a different address. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement constitutes the sole and entire agreement of the parties to this Agreement, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both oral and written, with respect to such subject matter; however, execution of this Agreement does not in any way affect the enforceability of any previously executed Service Bureau Agreement entered into by and among the Exchange, Service Bureau and Member of the Exchange. This Agreement will bind each party's successors-in-interest. Service Bureau may not assign this Agreement (including by operation of law) without the prior written consent of the Exchange; provided, however, that the Exchange shall not unreasonably withhold such consent. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York. Both parties submit to the jurisdiction of the state and federal courts in and for the State of New York for the resolution of any dispute arising under this Agreement. If any provision of this Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Agreement. This Agreement may be executed in one or more counterparts, which shall each be considered an original but all of which shall constitute one and the same Agreement.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

Service Bureau: ___________________	Texas Stock Exchange LLC
Signature: ________________________	Signature: _________________________
Printed Name: ____________________	Printed Name: _____________________
Title: ____________________________	Title: ____________________________
Date: ____________________________	Date: ____________________________



TXSE Service Bureau Agreement

1. This Service Bureau Agreement (this "Agreement") is by and between Texas Stock Exchange LLC ("Exchange"), with its principal offices at 4550 Travis Street, Suite 650, Dallas, Texas 75205, the Member of the Exchange designated below ("Member") and the Authorized Service Bureau designated below ("Service Bureau").

2. The Service Bureau acknowledges that it is a party to a Service Bureau Port Fee Agreement with the Exchange.

3. This Agreement authorizes the Service Bureau to route orders and any modifications thereto to the Exchange on behalf of the Member.

4. By executing this Agreement, the undersigned Member agrees that it is responsible for all orders using its MPID entered on the Exchange through or by the Service Bureau. The Member also agrees to accept and honor all trades executed on the Exchange as a result of orders routed to the Exchange through or by the Service Bureau using the Member's mnemonic, regardless of whether such orders were provided to the Exchange in error by the Service Bureau.

5. The Member understands and agrees that it is its sole responsibility to immediately notify the Exchange in the event that it wishes to terminate this Agreement.

6. This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated at any time on not less than 24 hours written notice given by either party to the other.

7. This Agreement shall be governed by the laws of the state of New York without regard to its choice of law provisions.

IN WITNESS WHEREOF THE PARTIES HAVE EXECUTED THIS SERVICE BUREAU AGREEMENT EFFECTIVE AS OF THE DATE OF EXECUTION BY THE EXCHANGE SET FORTH BELOW.

Remainder of page intentionally left blank.

Service Bureau:	Member:	Texas Stock Exchange LLC
Signature	*Signature*	*Signature*
Printed Name	*Printed Name*	*Printed Name*
Title (must be an officer)	*Title (must be an officer)*	*Title (must be an officer)*
Date	*Date*	*Date*
Name of Service Bureau	*Name of Member*	
Service Bureau Contact	*MPID of Member*	
Email Address of Contact Person		



TXSE Connectivity Services Information Document

<table>
<tr><th colspan="6">USER INFORMATION</th></tr>
<tr><td colspan="6">Firm:</td></tr>
<tr><td colspan="6">Address:</td></tr>
<tr><td colspan="4">City:</td><td>State:</td><td>Zip:</td></tr>
<tr><th colspan="3">BUSINESS CONTACT</th><th colspan="3">TECHNICAL CONTACT</th></tr>
<tr><td colspan="3">Name:</td><td colspan="3">Name:</td></tr>
<tr><td colspan="3">Email:</td><td colspan="3">Email:</td></tr>
<tr><td colspan="3">Phone:</td><td colspan="3">Phone:</td></tr>
<tr><th colspan="3">BILLING ADDRESS</th><th colspan="3">BILLING CONTACT</th></tr>
<tr><td colspan="3">Firm:</td><td colspan="3">Name:</td></tr>
<tr><td colspan="3">Address:</td><td colspan="3">Email:</td></tr>
<tr><td>City:</td><td>State:</td><td>Zip:</td><td colspan="3">Phone:</td></tr>
</table>

ACCOUNT ADMINISTRATORS
A Connectivity Provider must designate an Account Administrator who will be authorized to grant permission and user access within the Texas Stock Exchange LLC Customer Platform. More than one Account Administrator may be designated and there is not a maximum number of Account Administrators allowed per Connectivity Provider. Account Administrators will be able to grant access to tools within the Customer Platform including, but not limited to, historical market data subscriptions; logical port request, modify or delete form; physical connection request form and invoices and billing files.

Name:	Title:
Email:	Phone:

Name:	Title:
Email:	Phone:



CONNECTIVITY
Data Center Location: ☐ Primary – Secaucus (NY6), 105 Enterprise South, Secaucus, NJ 07094
Subscription Type: ☐ New ☐ Existing ☐ Direct Connection (Proximity – Colocation Cross Connect) ☐ Direct Telco Connection ☐ Circuit Provider: ____________________ ☐ Extranet Service Provider:[1] ____________________
Routing Type: ☐ BGP Client Source Address ____________________ (If BGP): Public Autonomous System (AS) Number: ____________________
Data Center Location: ☐ Secondary – Dallas (DA11), 1990 North Stemmons Freeway, Dallas, TX 75207
Subscription Type: ☐ New ☐ Existing ☐ Direct Connection (Proximity – Colocation Cross Connect) ☐ Cross Connect via POP at 350 Cermak Road, Chicago, IL ☐ Direct Telco Connection ☐ Circuit Provider: ____________________ ☐ Extranet Service Provider:[1] ____________________
Routing Type: ☐ BGP Client Source Address ____________________ (If BGP): Public Autonomous System (AS) Number: ____________________

[1] The listed extranet service provider will have to execute an Extranet Addendum to the Connectivity Services Agreement.

TXSE Connectivity Services Agreement

This Connectivity Services Agreement ("Agreement") is a binding agreement among you ("User") and Texas Stock Exchange LLC (the "Exchange" or "TXSE"), with its principal office at 4550 Travis Street, Suite 650, Dallas, Texas 75205, and shall be effective as of the date executed on the signature page hereof (the "Effective Date").

1. Services. This Agreement authorizes User to receive the Services. As used in this Agreement, "Services" shall mean (i) those services described on User's connectivity order form (the "Order Form") and (ii) any other connectivity services provided by the Exchange to User to the extent such services are not addressed by another agreement between the Exchange and User. User acknowledges and agrees that nothing in this Agreement constitutes an understanding by the Exchange to continue any aspect of the Services in their current form. The Exchange may from time to time make additions, deletions or modifications to the Services. In such event, the Exchange shall use commercially reasonable efforts to notify User prior to any such change becoming effective. User's continued use of the Services following the modification will constitute User's acceptance of the modification.

2. Connectivity and Redistribution. User is solely responsible for providing and maintaining all necessary electronic communications required to link to the Services, including wiring, computer hardware, software, communication line access and networking devices (as applicable). This Agreement authorizes User to access the Exchange physically in order to provide Authorized Third Parties (as defined herein) with access to the Exchange and/or certain data feeds associated therewith and/or certain other authorized non-Exchange services. In order to receive and/or redistribute Exchange data, User shall also enter into a market data agreement with the Exchange (the "Data Agreement"). Nothing herein shall limit User's requirements and obligations arising under the Data Agreement, if applicable. User shall take reasonable security precautions to prevent unauthorized individuals or entities from gaining access to the Exchange. User shall comply with all reasonable security specifications or requirements of the Exchange in order to prevent the Exchange and Exchange data from being improperly used or accessed, or from being improperly taken. User shall not provide any third party with access to the Exchange or Exchange data unless such third party is an Authorized Third Party, pursuant to the Exchange's prior written consent. For purposes of this Agreement, an "Authorized Third Party" is a party that the Exchange has approved to connect to the Exchange via connectivity supplied by User and/or to receive Exchange data or other Exchange authorized services transmitted through User.

2.1. Approval and Termination Notice Requirements. In order for a party to be approved as an Authorized Third Party, User must submit a request to the Exchange that includes the name and contact information of the party to whom connectivity will be provided. The Exchange will typically approve or reject a request within two (2) business days but is under no obligation to respond within that time frame. Where a request is rejected by the Exchange, User may not provide the applicable party with connectivity to the Exchange. In the event User desires to terminate the provision of Services to an Authorized Third Party, User must submit written notice to the Exchange that identifies the name of the Authorized Third Party and the effective date of such termination. All notifications submitted to the Exchange pursuant to this Agreement shall be given in accordance with the applicable Connectivity Manual, as may be amended from time to time (the "Connectivity Manual"). If any Authorized Third Party fails to comply with any of the conditions, terms or provisions of this Agreement, as applicable to such Authorized Third Party, a Data Agreement or any other agreement between an Authorized Third Party and the Exchange or an affiliate of the Exchange, and the Authorized Third Party has failed to cure such non-compliance within the cure period, if any, set forth in the applicable agreement, or if an Authorized Third Party has made any representation in any such agreement which was or has become untrue, then User shall, within five (5) business days after receipt of notice from the Exchange of such failure or untruth, cease providing access to the Exchange and/or Exchange data to such Authorized Third Party and shall, within seven (7) business days following the receipt of such notice, confirm such cessation by notice to the Exchange.

2.2. List of Authorized Third Parties. User shall maintain, keep current and provide to the Exchange promptly upon request a list of Authorized Third Parties to whom User provides access to the Exchange and/or certain data feeds associated therewith. Unless otherwise provided by the Exchange, User shall use reasonable efforts to respond to such a request within fifteen (15) days of receipt of the request.

2.3. Network Requirements. User must comply with all applicable TXSE Network Requirements, contained in the Connectivity Manual. The Exchange will provide notice of any material amendments to the TXSE Network Requirements and User shall comply with the amended TXSE Network Requirements within thirty (30) days of receipt of such notice.

3. Fees.

3.1. Services Fees. User agrees to make timely payment of all Services fees, as well as any applicable late fees, in accordance with the payment terms set forth in the Order Form or, if none are specified, within thirty (30) days of the invoice date. In the event of User's failure to make payment within such time period, the Exchange reserves the right to terminate the subject Service or Services upon notice to User. User will be solely responsible for any and all telecommunications costs and all other expenses incurred in linking to, and maintaining its link to, the Services. User shall pay the Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute.

3.2. Adjustments to Services Fees. The Exchange may adjust the fees for the Services upon reasonable notice to User; provided, however, that the Exchange may pass through to User, without notice, any third-party charges, fees, taxes or terms and conditions incurred by the Exchange in connection with the provision of Services. If User is receiving a physical connection from the Exchange, User may acquire a physical connection for transition purposes at no additional cost, provided that User transitions its connection within three (3) weeks from the date at which the replacement connection is live (*i.e.*, the Exchange switchport is configured and connected to a User circuit or cross-connect). If, after three (3) weeks, the legacy connection is not terminated, User will be charged for an additional connection.

4. Term. The initial, one (1) month term of this Agreement shall commence upon the Effective Date and shall automatically renew for additional one (1) month terms at the beginning of each subsequent calendar month thereafter, unless terminated by User or the Exchange as provided below.

5. Termination.

5.1. By User. User may terminate this Agreement, or cancel any physical connection provided hereunder, upon thirty (30) days' prior written notice to the Exchange.

5.2. By the Exchange. The Exchange may terminate this Agreement, any or all of the Services provided hereunder or any authorization to allow connectivity to an Authorized Third Party at any time or from time to time upon thirty (30) days' prior written notice to User. Notwithstanding the foregoing, the Exchange may suspend or terminate the Services immediately upon notice to User if it determines, in the Exchange's sole reasonable discretion, that: (i) User has breached any material term of this Agreement; (ii) User is engaged in activities that the Exchange determines are or may be detrimental to the Exchange, its investors or its Members (as defined in the Exchange Rules), as applicable including without limitation detrimental to the performance and operation of the Services; (iii) User has become insolvent; has made an assignment for the benefit of creditors; is not paying debts as they become due, or admits, in writing, its inability to pay debts when due; has filed, or has filed against it, any petition under any applicable bankruptcy laws or an application for a receiver, trustee or custodian of User is made by anyone; or User becomes the subject of any proceedings of bankruptcy, insolvency, reorganization, dissolution, receivership, liquidation or arrangement, adjustment or composition, or otherwise poses a credit risk to the Exchange, its investors or its Members; (iv) User is retransmitting or republishing any Exchange data feeds, including market data, or providing any connectivity to the Exchange without the prior approval of the Exchange; (v) User has violated any Exchange Rules; or (vi) if User is a Member, User ceases to be a Member in good standing with the Exchange or User is otherwise no longer authorized to use the Services; or (vii) any representations or warranties made by User in connection with this Agreement are or become false or misleading.

5.3. Consequences of Termination. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease and User shall immediately pay to the Exchange any and all amounts owed to the Exchange under this Agreement, including without limitation all Services fees owed in respect of the entirety of the then current calendar month (*e.g.*, if the Agreement is terminated on February 15th, Users shall nevertheless be required to pay the Exchange the monthly Services fees for the entirety of the month of February). The following Sections will survive the termination or expiration of this Agreement for any reason: Sections 3, 5.3 and 6 through 14. In no event will termination of this Agreement relieve User of any obligations incurred prior to the effective date of termination or through its use of or connection to the Services.



6. Disclaimer of Warranty. THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO ANY SOFTWARE OR OTHER MATERIALS, OR ANY SERVICES, MADE AVAILABLE TO USER, AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY THE EXCHANGE WILL MEET USER'S REQUIREMENTS, BE ERROR FREE OR OPERATE WITHOUT INTERRUPTION. THE EXCHANGE GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO THE SERVICES AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY USE OR ABUSE WHATSOEVER OF THE SERVICES BY ANOTHER PERSON HAVING ACCESS TO THE SERVICES INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

7. No Consequential Damages. ABSENT FRAUD OR WILLFUL MISCONDUCT BY THE EXCHANGE OR A CLAIM ARISING OUT OF THE EXCHANGE'S INDEMNIFICATION OBLIGATIONS (AS DESCRIBED BELOW), UNDER NO CIRCUMSTANCES WILL THE EXCHANGE OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF THE SERVICES, INTERRUPTION IN USE OR AVAILABILITY OF THE SERVICES, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, BUT SUBJECT TO THE EXPRESS LIMITS SET FORTH BELOW, THE EXCHANGE MAY BE LIABLE TO USER, IF USER IS A MEMBER, TO THE EXTENT SUCH LIABILITY ARISES BASED ON ITS THEN APPLICABLE EXCHANGE RULE CONCERNING LIMITATION OF LIABILITY. EXCEPT FOR FRAUD, WILLFUL MISCONDUCT OR A CLAIM ARISING OUT OF THE EXCHANGE'S INDEMNIFICATION OBLIGATIONS STATED BELOW, THE EXCHANGE'S TOTAL LIABILITY IN RESPECT OF ANY AND ALL CLAIMS ARISING FROM OR RELATED TO THIS AGREEMENT, IN CONTRACT, TORT OR OTHERWISE, WILL BE LIMITED TO THE LESSER OF: (i) ACTUAL DAMAGES INCURRED BY CLIENT AS A DIRECT RESULT OF THE EXCHANGE'S ACT OR OMISSION AND (ii) $10,000.

8. Indemnification by User. User agrees to indemnify and hold harmless the Exchange, its owners, subsidiaries and affiliates, its and their respective officers, directors, employees and agents, and any related persons and entities, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential and/or incidental in nature, claims, demands, proceedings, suits and actions, and all liabilities resulting from, in connection with, or arising out of any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this Agreement, unless such expenses, costs, damages, claims, demands, proceedings, suits, actions or liabilities arise from the Exchange's willful misconduct, fraud or breach of the Exchange's obligations under this Agreement.

9. Indemnification by the Exchange. The Exchange agrees to indemnify, defend and hold harmless User and its subsidiaries and affiliates, and its and their respective officers, directors, employees and agents, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential and/or incidental in nature, claims, demands, proceedings, suits and actions, and all liabilities resulting from, in connection with or arising out of any third party claim that the Exchange or the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

10. Assignment. User's rights hereunder to use the Services during the term of this Agreement are personal, nonexclusive and nontransferable. User shall not assign, delegate or otherwise transfer this Agreement, or any of its rights or obligations hereunder, without the Exchange's prior approval, which will not be unreasonably withheld. The Exchange may assign or transfer this Agreement, or any of its rights or obligations hereunder, to a related or unrelated party, upon notice to User.

11. Force Majeure. Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

12. Severability. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

13. Amendment. This Agreement may be amended from time to time by the Exchange in its sole discretion, and the Exchange shall provide reasonable notice to User prior to any such amended Agreement becoming effective. Use of any Services following any amendment of this Agreement becoming effective shall constitute User's agreement to such amendment.

14. Miscellaneous. All notices or approvals required or permitted under this Agreement must be given in writing to the Exchange at the address specified above or to User at its last reported principal office address. No waiver under this Agreement will be effective unless executed in writing and signed by the party waiving any of its rights hereunder. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. Both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. This Agreement, together with the Order Form, any addendums or schedules hereto and any other documents incorporated by reference, constitutes the complete and entire statement of all conditions and representations of the agreement between the Exchange and User with respect to its subject matter, and supersedes all prior writings or understandings with respect to such subject matter. In the event of any conflict between the business terms of the main body of this Agreement and any business terms set forth in an Order Form, such terms set forth in the Order Form shall govern.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

User:_____________________________	Texas Stock Exchange LLC
Signature: ________________________	Signature: ________________________
Printed Name:____________________	Printed Name: _____________________
Title: _____________________________	Title:______________________________
Date:______________________________	Date: _____________________________



TXSE Extranet Addendum to the Connectivity Services Agreement

This Addendum ("Addendum"), with an effective date as of the date executed on the signature page hereof, is made by and between Texas Stock Exchange LLC (the "Exchange") and the user referenced below ("User"). Terms not defined in this Addendum shall have the meanings set forth in that certain Connectivity Services Agreement executed by and between the Exchange and User, as may be amended from time to time (the "Connectivity Services Agreement").

User's execution of this Addendum is optional. By signing this Addendum, User identifies itself as an extranet ("Extranet") and agrees to adhere to all obligations of an Extranet as set forth in the Extranet Manual, as may be amended from time to time (the "Extranet Manual"), and authorizes the Exchange to identify User as an Extranet and to include User's sales contact and service offerings in materials made publicly available on the Exchange's website.

Executed versions of this Addendum and any other requested documents can be delivered to the Exchange via email to membership@txse.com.

TERMS OF ADDENDUM

Whereas the Exchange provides certain services to User pursuant to the Connectivity Services Agreement and User desires to continue to use such services as modified below. For good and valuable consideration, User and the Exchange agree as follows:

1. **Scope**. This Addendum shall be deemed to supplement the Connectivity Services Agreement. Except as set forth herein, all of the terms and conditions of the Connectivity Services Agreement are hereby incorporated by reference and shall remain in full force and effect and are not superseded or amended by this Addendum; provided, however, that in the event of a conflict between the terms and conditions of this Addendum and the terms and conditions of the Connectivity Services Agreement, the terms and conditions of this Addendum control.

2. **Modification of Connectivity Services Agreement**. User hereby requests that the Exchange identify User as an Extranet and hereby acknowledges and agrees to adhere to all requisite obligations of an Extranet as specified in the Extranet Manual. Such obligations include, without limitation, having provisioned redundant, high-speed connections to the Exchange for use by multiple Members. The Exchange agrees that it will include User's sales contact and service offerings in materials made publicly available by the Exchange, including publication on the Exchange's website and/or any other promotional materials as determined in the Exchange's reasonable discretion, within two (2) weeks of both execution of this Addendum and verification that User is in compliance with the specific Extranet requirements set forth in the Extranet Manual.

3. Obligations of Extranet. By entering into this Addendum, User acknowledges and agrees to the following:

(a) User has no rights in or to Exchange data, except for the right to transmit the Exchange data to the degree permitted under this Addendum, the Connectivity Services Agreement and the Data Agreement. User acknowledges and agrees that the Exchange has (i) proprietary rights in the information and data that originates on, derives from or relates to markets that are regulated, operated or administered by the Exchange, in the information and data that relates to individuals and entities that are regulated by the Exchange and in the information and data that relates to activities that are regulated or operated by the Exchange, and (ii) compilation rights or other rights in information and data gathered from other sources. All Exchange data, including without limitation any and all intellectual property rights inherent therein or appurtenant thereto, shall, as between the parties, be and remain the sole and exclusive property of the Exchange. User shall not, by act or omission, diminish or impair in any manner the acquisition, maintenance and full enjoyment by the Exchange, its licensees, transferees and assignees, of the proprietary rights of the Exchange-to-Exchange data and the Exchange's networks and system.

(b) User agrees (i) not to format, display, access (except to the degree reasonably necessary to maintain the security of User's network and not otherwise in violation of this Addendum or the Connectivity Services Agreement) or alter Exchange data received through and from its connection to the Exchange; (ii) not to affect the integrity of Exchange data; and (iii) not to render Exchange data inaccurate, unfair, uninformative, fictitious, misleading or discriminatory. User represents that it will not interfere with or adversely affect any of the component parts or processes of Exchange data, its connection to any of the Exchange's systems or any use thereof by any other Authorized Third Party.

IN WITNESS WHEREOF the parties hereto have caused this Addendum to be executed by their duly authorized officers.

User: ___________________________	Texas Stock Exchange LLC
Signature: _______________________	Signature: _______________________
Printed Name: ___________________	Printed Name: ___________________
Title: ___________________________	Title: ___________________________
Date: ___________________________	Date: ___________________________



TXSE Market Data Agreement

This TXSE Market Data Agreement (this "**Agreement**"), with an effective date as of the date executed on the signature page hereof, is made by and between TXSE LLC and Data Recipient. This Agreement is supplemented by the Market Data Policies, applicable Regulatory Requirements, Fee Schedules, TXSE Specifications and other documents incorporated by reference, available on TXSE's website (https://www.txse.com) or successor website (the "**Website**"), and any Additional Agreements executed by the parties, as may be amended, modified or supplemented from time to time, that together form the entire agreement between the parties hereto. Capitalized terms used but not defined in this Agreement are defined in the Market Data Policies, Regulatory Requirements or Fee Schedules.

1. Definitions. The following terms, when used in this Agreement, shall have the meanings set forth below:

"**Additional Agreements**" means any additional terms and conditions or agreements entered into in writing by Data Recipient with TXSE or affiliates relating to the subject matter hereof.

"**Authorized User**" means an individual user (an individual natural Person) uniquely identified (by user ID and confidential password or other unambiguous method reasonably acceptable to TXSE) and authorized (by Data Recipient or an External Subscriber or Internal Subscriber) to access Exchange Data supplied to Data Recipient.

"**Claims and Losses**" means any and all liabilities, obligations, losses, damages, penalties, claims, actions, suits, proceedings, costs, judgments, settlements and expenses of any nature, whether incurred by or issued against an indemnified party or a third party, including, without limitation, (a) indirect, special, punitive, consequential or incidental loss or damage, and (b) reasonable administrative costs, investigatory costs, litigation costs and auditors' and attorneys' fees and expenses (including in-house personnel).

"**Connectivity Fees**" means fees charged specifically for connecting to TXSE, directly or indirectly, in order to receive Exchange Data.

"**Controls**" means any of Data Recipient's systems, rules, procedures, authorizations and policies that, when taken together and to the satisfaction of TXSE: (a) record and identify all authorized access to Exchange Data, and (b) prevent any unauthorized access to Exchange Data, or identify and record unauthorized access and facilitate proper action.

"**Data Fees**" means fees other than Connectivity Fees charged pursuant to this Agreement in connection with the use or redistribution of Exchange Data.

"**Data Recipient**" means the party that has executed this Agreement with TXSE referenced below, and its affiliates as identified in writing to TXSE, that (a) receive and use Exchange Data for internal purposes, and/or (b) receive and distribute Exchange Data, in each case pursuant to and in accordance with the terms and conditions of this Agreement and Regulatory Requirements.

"**Data Recipient Indemnified Parties**" means, collectively, Data Recipient and its affiliates, and its and their respective owners, officers, directors, employees, contractors and agents.

"**Data Recipient Invoiced Subscribers**" means any Data Users for which Data Recipient is required to pay Data Fees to TXSE pursuant to this Agreement.

"**Data User**" means any Person that receives Exchange Data from Data Recipient, including, without limitation, an Authorized User.

"**Device**" means any computer, workstation, server or other item of equipment, fixed or portable, that receives, accesses, processes and/or displays Exchange Data in visual, audible or other form. A Device is deemed to receive Exchange Data if the Device is entitled by Controls operated by Data Recipient or an Internal Subscriber or External Subscriber.

"**Exchange Data**" means certain data and other information: (a) disseminated by a System relating to securities or other financial instruments, products, vehicles or other means; or (b) related to Persons regulated by TXSE or to activities of TXSE; or (c) gathered by TXSE from other sources.

"**External Subscriber**" means any Data User not affiliated with Data Recipient that receives Exchange Data where Data Recipient can substantially control Exchange Data for the purpose of reporting usage or qualification.

"**Fee Schedule**" means an applicable TXSE Fee Schedule, as in effect from time to time.

"**Internal Subscriber**" means any Data User affiliated with Data Recipient that receives Exchange Data where Data Recipient can substantially control Exchange Data for the purpose of reporting usage or qualification.

"**Market Data Policies**" means such policies with respect to use and/or distribution of Exchange Data as TXSE or its affiliates may adopt and make publicly available from time to time.

"**Member**" means, collectively, any Member, participant or user of TXSE, as applicable.



“**TXSE**” means Texas Stock Exchange (“TXSE”) LLC, a Delaware limited liability company, with its principal offices at 4550 Travis Street, Suite 650, Dallas, Texas 75205.

“**TXSE Indemnified Parties**” means, collectively, TXSE, its affiliates and third-party information providers, and its and their respective owners, officers, directors, employees, contractors and agents.

“**TXSE Specifications**” means the written specifications, as may be amended, modified or supplemented from time to time, with which Data Recipient’s system must comply.

“**Person**” means any individual natural person, corporation, limited liability company, trust, joint venture, association, company, limited or general partnership, unincorporated organization or other entity.

“**Redistributor**” means an entity other than TXSE from which Data Recipient or any other Data User receives Exchange Data, which entity cannot substantially control the Exchange Data received by Data Recipient for purposes of reporting usage and qualification.

“**Regulatory Requirements**” means (a) the rules, regulations, interpretations, decisions, opinions, orders and other requirements of the Securities and Exchange Commission or other regulatory authorities, as may be applicable; (b) the rules and regulations, disciplinary decisions and rule interpretations of TXSE; (c) TXSE’s decisions, Market Data Policies, interpretations, user guides, operating procedures, specifications (including without limitation the TXSE Specifications), requirements and other documentation that is regulatory or technical in nature published on the Website; and (d) all other applicable laws, statutes, rules, regulations, orders, decisions, interpretations, opinions and other legal or regulatory requirements.

“**Subscriber Agreement**” means any agreement that TXSE or its affiliates may require Data Recipient to obtain from an External Subscriber prior to Data Recipient providing such External Subscriber with Exchange Data.

“**System**” means any system TXSE or its affiliates have developed for creation and/or dissemination of Exchange Data.

“**System Description**” means any written description of Data Recipient’s system for receiving, storing, processing, using, entitling, transmitting and disseminating Exchange Data that is provided to and approved by TXSE.

“**User Agreement**” means an agreement (either via a written contract or via Exchange rules applicable to Members) by and between Data Recipient and TXSE, pursuant to which Data Recipient has the right to access TXSE to, among other things, enter orders on TXSE, receive status updates on orders, cancel orders and execute trades against orders on TXSE, as such agreement may be amended, modified or supplemented from time to time.

2. Exchange Users. All rights under this Agreement granted to any Data Recipient that is also party to a User Agreement are granted subject to the terms and conditions of this Agreement and are in addition to the rights granted to Data Recipient under the User Agreement.

If Data Recipient is a Member, then Data Recipient expressly acknowledges and agrees that: (a) this Agreement does not limit or reduce in any way Data Recipient's obligations and responsibilities as a Member; (b) this Agreement does not in any way alter the procedures or standards generally applicable to disciplinary or other actions taken by TXSE to enforce compliance with, or impose sanctions for violations of, applicable Regulatory Requirements; and (c) the nonpayment of amounts due under this Agreement could result in the suspension or cancellation of Data Recipient's membership on TXSE in accordance with applicable Regulatory Requirements.

3. Other Recipients. If Data Recipient has not entered into a User Agreement with TXSE, by signing this Agreement, Data Recipient has the right to access TXSE to receive data feeds from TXSE for internal purposes and for the distribution of, or otherwise enabling access (directly or indirectly) to, Exchange Data, as described in Data Recipient's System Description and approved by TXSE and not for any purpose inconsistent with the terms of this Agreement.

4. License. TXSE hereby grants to Data Recipient a limited, worldwide, non-exclusive, non-transferable (except as provided in Section 20), revocable license permitting Data Recipient and its affiliates, during the term of this Agreement, to: (a) receive, store, process, commingle and use for their own internal purposes any Exchange Data received (i) directly from TXSE; or (ii) from another authorized Exchange Data provider that has entered into a TXSE Market Data Agreement with TXSE, such as an extranet service provider or other Redistributor, and (b) distribute such Exchange Data to any Person that is (i) an External Subscriber that has entered into a Subscriber Agreement, (ii) another authorized Person that has entered into a TXSE Market Data Agreement with TXSE and an agreement with Data Recipient, or (iii) otherwise authorized in writing by TXSE, either individually or as a member of a category, to receive access to Exchange Data, in each case in accordance with the terms of this Agreement and Regulatory Requirements, as may be amended, modified or supplemented from time to time. Data Recipient shall not use, or permit any third party to use, Exchange Data for the creation or calculation of any index or similar work or in connection with the creation of any financial instrument or investment product, except as otherwise set forth in the Market Data Policies or otherwise authorized in writing by TXSE or a TXSE affiliate or, with respect to any Exchange Data owned by a third party, the applicable provider of such Exchange Data.

Furthermore, Data Recipient represents and warrants that the detailed description of its system for receiving, storing, processing, using, entitling, transmitting and disseminating Exchange Data, as described in its System Description, including, but not limited to, the data processing equipment, software and communications facilities related thereto, is true, complete and not misleading, and that Data Recipient and its Data Users are authorized to receive and use the Exchange Data only for the purposes set forth in this Agreement and applicable Regulatory Requirements. Any use or distribution of the Exchange Data by Data Recipient and its Data Users, including, but not limited to, reprocessing or creating derived data or services, unless expressly described in Data Recipient's System Description and approved by TXSE, is prohibited. Data Recipient acknowledges and represents that it shall not use or distribute the Exchange Data at any time in contravention of Regulatory Requirements, including, and without limitation, the restrictions on the display or other distribution of information as set forth in Section 603(c) of Regulation NMS if applicable.

Should Data Recipient intend to make any material change to its service and/or systems for use and/or distribution of the Exchange Data (including, but not limited to, redistribution and reproduction) not then described in Data Recipient's System Description, Data Recipient may only do so with TXSE's prior written approval of Data Recipient's revised System Description and subject to payment of applicable fees. TXSE shall promptly and in good faith approve or disapprove proposed modifications to Data Recipient's System Description. Data Recipient acknowledges and agrees that it acts at its own risk in developing any modification to its service and/or systems prior to receiving approval from TXSE in accordance with this Section 4. Data Recipient is not required to notify TXSE of non-material changes to its System Description.

5. Record Retention by Data Recipient. Data Recipient shall maintain complete and accurate records relating to the use and distribution of Exchange Data in accordance with Regulatory Requirements and other such information as TXSE from time to time may reasonably request in writing.

6. Reporting. Data Recipient shall comply with Regulatory Requirements relating to usage reporting, such as reporting Data Users, Devices and other units of count as specified in the Market Data Policies.

7. Proprietary Nature of Exchange Data. TXSE represents that Exchange Data and the System constitute valuable property of TXSE. Data Recipient expressly acknowledges and agrees that, as between TXSE and Data Recipient, TXSE has the exclusive proprietary rights in and to the System and Exchange Data that (a) originates on or relates to trading on TXSE; (b) relates to activities that are regulated or operated by TXSE; (c) TXSE derives from Exchange Data that originates on or relates to TXSE; and (d) is a compilation of information and data that TXSE gathers from other sources pursuant to separate agreements with those sources. The System and all Exchange Data, including without limitation any and all intellectual property rights inherent therein or appurtenant thereto, shall, as between TXSE and Data Recipient, be and remain the sole and exclusive property of TXSE. Data Recipient shall not, by act or omission, diminish or impair in any manner the acquisition, maintenance and full enjoyment by TXSE, its licensors, licensees, transferees and assignees, of their proprietary or other rights in Exchange Data and the System. Data Recipient acknowledges and agrees that third party information providers that provide information, goods and services to TXSE in connection with the creation of Exchange Data may impose certain requirements on the use and distribution of their respective information and data or information derived from their information and data, and accordingly Data Recipient rights under this Agreement with respect to Exchange Data including or based on such third party information and data is subject to requirements imposed by the subject provider from time to time, notwithstanding terms and conditions of this Agreement to the contrary. TXSE makes no proprietary claim to information or data permitted to be derived from Exchange Data by Data Recipient pursuant to this Agreement that do not display, represent or recreate any Exchange Data, or readily allow Exchange Data to be recalculated.

8. Protection of Exchange Data. Data Recipient agrees to use commercially reasonable efforts to prevent any Person from obtaining Exchange Data through its equipment or facilities, except as authorized hereunder or in an Additional Agreement. In the event Data Recipient has reason to believe any Exchange Data is being obtained by an unauthorized Person from Data Recipient, or its affiliates or Data Users, Data Recipient agrees to use commercially reasonable efforts to ascertain the source from which, and the manner in which, the same is being obtained and to promptly inform and cooperate with TXSE fully with respect thereto. During the term of this Agreement, Data Recipient shall maintain effective Controls for any part of Data Recipient’s service for which Data Recipient controls access to Exchange Data.

9. Right to Deny Use or Distribution. TXSE retains the right to direct Data Recipient to terminate any use or distribution of Exchange Data for any reason or no reason, in which event TXSE shall notify Data Recipient and Data Recipient shall cease using and/or distributing Exchange Data as directed by TXSE as soon as commercially practicable.

10. Use of Name. TXSE shall not: (a) advertise or publicly announce that it is providing services to Data Recipient or its affiliates or (b) use the name of Data Recipient or any affiliate thereof in any advertising or promotional materials, including but not limited to, any published list of data recipients or other clients in its Website displays, without the prior written consent of Data Recipient.

11. Right to Audit. During the term of this Agreement and for a period of twelve (12) months thereafter, Data Recipient shall allow TXSE or its appointed agent to inspect Data Recipient’s records and systems to verify that internal use and/or distribution of Exchange Data (including review of any records regarding the use of, or redistribution of, the Exchange Data and locations where the Exchange Data is being received) has been in accordance with this Agreement, the Market Data Policies and Regulatory Requirements.

12. Qualification Requirements; Data Recipient Indemnification. Except as otherwise set forth in this Agreement, Data Recipient shall only furnish, or cause or permit to be furnished, all or any part of Exchange Data to Data Users that, at the time of receipt thereof, are of a type qualified (as set forth in applicable Regulatory Requirements) to receive Exchange Data from Data Recipient. Data Recipient agrees that TXSE may have different qualification requirements for different Data Users. Data Recipient shall defend, indemnify and hold harmless the TXSE Indemnified Parties and any third parties that provide information, goods and services to TXSE in connection with the creation of Exchange Data from Claims and Losses based on or related to Exchange Data received by Data Recipient (including, without limitation, any Exchange Data received, used and/or distributed by Data Recipient) arising from Data Recipient's election to distribute Exchange Data to such Data User or Person without an executed Subscriber Agreement with such Data User or Person.

If any Data User fails to comply with any of the terms or conditions of this Agreement applicable to Data Users, its agreement with Data Recipient for Exchange Data, or any other agreement between Data User and TXSE (including the Additional Agreements), or has made any representation in any such agreement which was or has become untrue, then Data Recipient shall, within five (5) business days after receipt of notice from TXSE of such failure or untruth, cease providing Exchange Data to such Data User and shall, within ten (10) business days following the receipt of such notice, confirm such cessation by notice to TXSE. Data Recipient shall be solely responsible for the acts and omissions of Internal Subscribers. If a Data User is to be terminated under this provision, then TXSE will request all Data Recipients to cease providing Exchange Data to such Data User.

13. Warranty; Disclaimers; Modifications. TXSE represents and warrants that it has the right to grant the rights herein granted to Data Recipient. TXSE represents and warrants that the Exchange Data that it makes available to Data Recipient hereunder will be equivalent to the Exchange Data it makes available to other Persons entering into a TXSE Market Data Agreement that are subscribing to the same Exchange Data through the same Exchange Data service. Notwithstanding the foregoing, Data Recipient acknowledges and agrees that nothing in this Agreement constitutes an undertaking by TXSE to continue: (a) to make Exchange Data, the System or any aspect of either, available in the present form or configuration or under the current TXSE Specifications; or (b) to use existing communications facilities. In addition, TXSE, in its sole discretion, may make modifications, additions and/or deletions to Exchange Data, the System or any aspect of either, including its communications facilities. TXSE will use commercially reasonable efforts to provide Data Recipient with at least sixty (60) days' notice of any material modification, addition or deletion to such items, except to the extent a shorter period is: (A) required due to any situation that necessitates modifications, additions or deletions on an accelerated basis or otherwise precludes such advance notice, or (B) required pursuant to an order of a court or an arbitrator or by a regulatory agency.

14. Fees. Data Recipient agrees to make timely payment of Connectivity Fees and Data Fees, as well as any applicable late fees for the failure to make payment within the required time period, in accordance with the applicable Fee Schedules. Connectivity Fees and Data Fees are payable within thirty (30) days of the invoice date. Data Recipient will be solely responsible for any and all telecommunications costs and all other expenses incurred in connecting to and maintaining its connection to, TXSE. Failure to make payments within thirty (30) days from the invoice date may result in suspension or termination of distribution of Exchange Data by TXSE to Data Recipient. Subject to Regulatory Requirements, TXSE reserves the right to change fees stated in a Fee Schedule, including Connectivity Fees and Data Fees, applicable to Data Recipient. TXSE will use commercially reasonable efforts to provide advance notice to Data Recipient (delivered via email and posted to the Website) of any changes to Connectivity Fees. TXSE will use commercially reasonable efforts to provide at least sixty (60) days advance notice to Data Recipient (delivered via email and posted to the Website) of any changes to Data Fees; provided, however, that such notice shall be not less than thirty (30) days prior to the effectiveness of the change. **Receipt or use of Exchange Data after the applicable notice period for any change of Connectivity Fees or Data Fees shall constitute acceptance of such changes by Data Recipient.**

Data Recipient is not required to actually invoice Data Recipient Invoiced Subscribers, but, in any event, Data Recipient shall be responsible for the charges associated with the Data Recipient Invoiced Subscribers. Data Recipient shall bear all risk of non-payment by Data Recipient Invoiced Subscribers or by Data Users for which Data Recipient is responsible for the charges. Data Recipient may choose to pay TXSE any charges due on behalf of any Data User. Upon Data Recipient's payment to TXSE on behalf of any Data User of any charges due hereunder, Data Recipient shall be subrogated to any and all rights of TXSE to recover such charges. Data Recipient shall pay any taxes, charges or assessments (other than taxes imposed on the net income of TXSE) by any foreign or domestic national, state, provincial or local government bodies or subdivisions thereof relating to the provision, use or distribution of Exchange Data pursuant to this Agreement, and any related penalties or interest. In addition, if Data Recipient or any Data Recipient Invoiced Subscriber is required by applicable law to deduct or withhold any such tax, charge or assessment from the fees due TXSE, then such fees due from Data Recipient to TXSE shall be increased so that the net amount actually received by TXSE after the deduction or withholding of any such tax, charge or assessment, will equal one hundred percent (100%) of the fees that are owed.

15. Term and Termination. This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated either by Data Recipient on not less than thirty (30) days' written notice to TXSE or by TXSE on not less than sixty (60) days' written notice to Data Recipient. Notwithstanding the foregoing, this Agreement may be terminated immediately upon written notice by TXSE in the event that (a) Data Recipient is not permitted or not able to receive or TXSE is prevented from disseminating Exchange Data, or any part thereof; (b) any representation, warranty or certification made by Data Recipient in this Agreement or in any other document furnished by Data Recipient is, as of the time made or furnished, materially false or misleading; (c) Data Recipient's actions or omissions result in a default of its obligations or covenants under this Agreement or in a breach of any representation, warranty, certification or other provision of this Agreement, which is material to TXSE for regulatory, commercial or other reasons, after TXSE has notified Data Recipient in writing that such action constitutes a default or breach hereunder and has not been cured within thirty (30) days of receipt of such notification by TXSE; or (d) TXSE, in its sole reasonable discretion, determines that any failure on the part of Data Recipient to comply with this Agreement has or is likely to have a materially adverse impact on the operation or performance of the System, Exchange Data or TXSE, or likely to cause disproportionate harm to TXSE's interests should termination be delayed. The following Sections will survive the termination or expiration of this Agreement for any reason: 1, 5-8, 10-19, 21, 22, 24-27 and 29. Any terms and conditions of the Additional Agreements incorporated herein by reference which by their terms are stated to survive the termination or expiration of such Additional Agreements shall survive the termination or expiration of this Agreement.

16. Confidentiality. Under this Agreement, TXSE (and any TXSE designee conducting an audit pursuant to this Agreement) shall keep confidential Data Recipient's System Description and Data Recipient's records, reports and payments that TXSE or its designee has reviewed or audited, and any other Data Recipient information or material reasonably considered to be of a confidential nature (whether or not designated as such), as well as any and all information received in connection with this Agreement, including but not limited to, business, financial, operational, product, service and other information. Data Recipient acknowledges that it may also obtain confidential information, data or techniques of TXSE or its affiliates (whether or not designated as such). All such confidential information, whether written or oral, shall be deemed confidential upon disclosure to the recipient. Except as otherwise set forth herein, the recipient shall use such confidential information solely for use consistent with the purposes of this Agreement; shall hold such confidential information in confidence; and shall not use, disclose, copy or publish any such confidential information without the prior written approval of the disclosing party. The recipient shall take reasonable security precautions, including at least as great as the precautions it takes to protect its own confidential information, but no less than reasonable care, to keep confidential the confidential information of the disclosing party. The recipient shall notify the disclosing party immediately upon discovery of any unauthorized use or disclosure of confidential information and will cooperate with the disclosing party in every reasonable way to help the disclosing party regain possession of the confidential information and prevent its further unauthorized use or disclosure. The parties acknowledge that monetary damages may not be a sufficient remedy for unauthorized disclosure of confidential information, and that disclosing party shall be entitled, without waiving any other rights or remedies, to such injunctive or equitable relief as may be deemed proper by a court of competent jurisdiction.

Notwithstanding anything herein to the contrary, TXSE (or a TXSE affiliate) or Data Recipient may disclose confidential information to the extent: (a) demanded by a court, arbitrator or government agency with regulatory jurisdiction over TXSE or over Data Recipient or any judicial or government order; (b) necessary to fulfill any TXSE (or TXSE affiliate) or Data Recipient regulatory responsibility, including any responsibility over Members and associated Persons under the Act; or (c) necessary for TXSE (or TXSE affiliate) or Data Recipient and their respective employees, directors and other agents to use such confidential information consistent with the purposes of this Agreement. If a party is required to disclose information pursuant to clauses (a) and (b) immediately above, such party shall notify the disclosing party in writing, to the extent permitted by law or regulation, of such requirement prior to disclosing such information and provide the original disclosing party, at its expense, with an adequate opportunity to obtain a protective order or other reliable assurance that confidential treatment will be accorded to the confidential information. The duties in this Section 16 do not apply to data, information or techniques that: (i) were lawfully in a party's possession prior to the date of this Agreement, provided the source of that information was not known by recipient to be bound by a confidentiality agreement with or other continual, legal or fiduciary obligation of confidentiality to disclosing party; (ii) is now, or hereafter becomes, through no act or failure to act on the part of recipient, generally known to the public; (iii) is rightfully obtained by recipient from a third party so long as the party does not know that the third party has breached any obligation not to reveal such data, information or techniques; or (iv) can be demonstrated was independently developed by recipient without use or reference to the confidential information. All confidential information is and shall remain the property of the disclosing party. By disclosing confidential information to recipient, disclosing party does not grant any express or implied right to recipient to or under any patents, copyrights, trademarks or trade secret information.

TXSE shall not disclose its audit findings to any third parties (other than to its affiliates and to TXSE's and its affiliates' directors and independent consultants or subcontractors that are subject to confidentiality obligations or as otherwise set forth herein) and all information learned in connection with an audit shall constitute Data Recipient's confidential information. Notwithstanding the foregoing, nothing herein shall prevent TXSE from using the audit findings to the extent the findings are used in the aggregate with other information and such aggregation does not (a) specifically identify Data Recipient or (b) create a context where Data Recipient's identity may be reasonably inferred.

17. LIMITATION OF LIABILITY; DISCLAIMER OF WARRANTIES. Except to the extent of fraud or willful misconduct by TXSE, or a claim arising out of TXSE's indemnification or confidentiality obligations set forth herein, TXSE Indemnified Parties shall not be liable to Data Recipient or its affiliates, or to any other Person, for Claims and Losses related to the Exchange Data, including for any inaccurate or incomplete Exchange Data received from TXSE or from a Redistributor, any delays, interruptions, errors or omissions in the furnishing thereof, or any direct, indirect or consequential damages arising from or occasioned by said inaccuracies, delays, interruptions, errors or omissions. DATA RECIPIENT EXPRESSLY ACKNOWLEDGES THAT EXCHANGE DATA AND ANY AND ALL MATERIAL RELATED TO EXCHANGE DATA, INCLUDING BUT NOT LIMITED TO THE SYSTEM AND TXSE SPECIFICATIONS, ARE BEING PROVIDED "AS IS." EXCEPT AS EXPRESSLY SET FORTH IN SECTION 13, DATA RECIPIENT ACKNOWLEDGES THAT TXSE INDEMNIFIED PARTIES DO NOT MAKE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, WITH RESPECT TO EXCHANGE DATA, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OR ANY WARRANTIES OF MERCHANTABILITY, QUALITY OR FITNESS FOR A PARTICULAR PURPOSE. EXCEPT TO THE EXTENT OF FRAUD OR WILLFUL MISCONDUCT BY TXSE, TXSE INDEMNIFIED PARTIES SHALL NOT BE LIABLE TO DATA RECIPIENT, OR TO ANY OTHER PERSON, FOR INDIRECT, CONSEQUENTIAL, EXEMPLARY, SPECIAL, INCIDENTAL OR PUNITIVE DAMAGES OF ANY NATURE, INCLUDING BUT NOT LIMITED TO, LOSS OF OR DAMAGE TO DATA, LOSS OF BUSINESS OR LOST PROFITS, ARISING FROM ANY CAUSE WHATSOEVER, EVEN IF TXSE HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY DATA RECIPIENT, OR A CLAIM ARISING OUT OF DATA RECIPIENT'S INDEMNIFICATION OR CONFIDENTIALITY OBLIGATIONS SET FORTH HEREIN, DATA RECIPIENT INDEMNIFIED PARTIES SHALL NOT BE LIABLE FOR INDIRECT, CONSEQUENTIAL, EXEMPLARY, SPECIAL, INCIDENTAL OR PUNITIVE DAMAGES OF ANY NATURE ARISING FROM ANY CAUSE WHATSOEVER, EVEN IF DATA RECIPIENT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

18. Indemnification by Data Recipient. Data Recipient and its affiliates agree to indemnify, defend and hold harmless TXSE Indemnified Parties from and against any and all Claims and Losses imposed on or asserted against TXSE Indemnified Parties by a third party resulting from, in connection with or arising out of (a) any failure of a Data User to comply with the terms and conditions of any TXSE required agreement for Exchange Data if Data Recipient has failed to notify TXSE in writing of such non-compliance within ten (10) days after Data Recipient knows of such non-compliance (unless such Data User is a party to a TXSE Market Data Agreement); (b) any assertion of Claims and Losses relating to this Agreement against any TXSE Indemnified Party made by any Data User (or any third party relying upon Exchange Data received by such Data User, unless such Data User is party to a TXSE Market Data Agreement); (c) the receipt, use or redistribution of Exchange Data in breach hereof by Data Recipient or its affiliates; (d) any failure by Data Recipient or its affiliates to comply with its obligations under this Agreement; and (e) any claim by any third party that the use of Data Recipient's service (except the Exchange Data) infringes any U.S. copyright, patent, trademark, trade secret or other intellectual property right; provided that:

(i) TXSE promptly notifies Data Recipient in writing of any claim, action or allegation; however, failure to promptly notify Data Recipient of a claim shall not relieve Data Recipient of its indemnification obligations hereunder except to the extent that such failure prejudices the rights of Data Recipient; (ii) Data Recipient shall have sole control of the settlement and defense of any action to which this indemnity relates, but, upon TXSE's request, shall inform TXSE of the status of any proceedings or negotiations; and (iii) TXSE reasonably cooperates to facilitate such defense. Data Recipient, in defending any such claim, action or allegation, except with the written consent of TXSE Indemnified Parties, shall not consent to entry of any judgment or enter into any settlement which (A) does not include, as an unconditional term, the grant by the claimant to the TXSE Indemnified Parties of a release of all liabilities in respect to such claim, action or allegation and (B) subjects TXSE Indemnified Parties to any obligation in addition to those set forth herein. TXSE shall use all reasonable efforts to mitigate its loss, damage, costs and expense. Any costs recovered in a settlement will be for the account of Data Recipient.

19. Indemnification by TXSE. TXSE agrees to indemnify, defend and hold harmless Data Recipient Indemnified Parties from and against all Claims and Losses imposed on or asserted against a Data Recipient Indemnified Party by a third party resulting from, in connection with or arising out of a claim that Exchange Data, or Data Recipient's use thereof, or the System infringes any U.S. copyright, patent, trademark, trade secret or other intellectual property right; provided that: (a) Data Recipient promptly notifies TXSE in writing of any claim, action or allegation; however, failure to promptly notify TXSE of a claim shall not relieve TXSE of its indemnification obligations hereunder except to the extent that such failure prejudices the rights of TXSE; (b) TXSE shall have sole control of the settlement and defense of any action to which this indemnity relates, but, upon Data Recipient's request, shall inform Data Recipient of the status of any proceedings or negotiations; and (c) Data Recipient reasonably cooperates to facilitate such defense. TXSE, in defending any such claim, action or allegation, except with the written consent of Data Recipient Indemnified Parties, shall not consent to entry of any judgment or enter into any settlement which (A) does not include, as an unconditional term, the grant by the claimant to the Data Recipient Indemnified Parties of a release of all liabilities in respect to such claim, action or allegation and (B) subjects Data Recipient Indemnified Parties to any obligation in addition to those set forth herein. Data Recipient shall use all reasonable efforts to mitigate its loss, damage, costs and expense. Any costs recovered in a settlement will be for the account of TXSE.

TXSE shall not have the obligation to indemnify, defend and hold harmless Data Recipient Indemnified Parties for any and all Claims and Losses imposed on, incurred by or asserted against a Data Recipient Indemnified Party as a result of any allegation of infringement or misappropriation if the System, Exchange Data or any TXSE Specifications have not been used in accordance with this Agreement which resulted in such infringement or misappropriation, or if Data Recipient uses the System, Exchange Data or any TXSE Specifications after TXSE notifies Data

Recipient of a potential or actual infringement claim or to the extent it is based on use of a superseded version of the System, Exchange Data or any TXSE Specifications if such infringement or misappropriation would have been avoided by use of the current version of the System, Exchange Data or TXSE Specifications or if the infringement or misappropriation claim, action or allegation is the result of the combination, operation or use of the System furnished timely to Data Recipient by TXSE, Exchange Data or any TXSE Specifications with hardware, software or materials if such infringement or misappropriation would have been avoided by the use of the System, Exchange Data or any TXSE Specifications without such hardware, software or materials.

In the event of a claim, action or allegation of infringement or misappropriation or if, in TXSE's reasonable opinion, such a claim, action or allegation is likely to occur or if the use of the System, Exchange Data or any TXSE Specifications is enjoined because of infringement or misappropriation, TXSE may, at its sole option and expense, (i) procure for Data Recipient the right to continue using the System, Exchange Data or any TXSE Specifications; (ii) replace or modify the System, Exchange Data or any TXSE Specifications to be non-infringing, and require the return of the potentially infringing or misappropriating items, if applicable, without liability to Data Recipient or any other third party; or (iii) terminate this Agreement immediately without liability to Data Recipient (other than indemnification by TXSE in accordance with this Section) or any third party.

This Section sets forth the entire liability of TXSE and the exclusive remedy of Data Recipient for the infringement or misappropriation of intellectual property by TXSE.

20. Assignment. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective permitted successors and assigns. Data Recipient may not assign this Agreement in whole or in part without the prior written consent of TXSE; provided, however, that TXSE shall not unreasonably withhold such consent. Notwithstanding the foregoing, Data Recipient may assign this Agreement in its entirety to (a) an affiliate or subsidiary; (b) a successor of Data Recipient, by consolidation, merger or operation of law; or (c) a purchaser of all or substantially all of Data Recipient's assets, in each case without the prior written consent of TXSE, provided that Data Recipient (i) is not currently in breach of this Agreement or delinquent in any fees owed to TXSE hereunder and (ii) provides prior written notice to TXSE. TXSE may require the assignee to sign a new agreement with TXSE. TXSE may assign or transfer this Agreement or any of its rights or obligations hereunder to a related or an unrelated party pursuant to written notice to Data Recipient.

21. Force Majeure. Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay fees when due) caused by an event that is beyond the party's control; provided, however, that such party shall use commercially reasonable efforts to remedy the situation and resume performance as specified in this Agreement.

22. Severability. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement, and such provision shall be construed to be effective and valid to the fullest extent under applicable law.

23. Relationship of the Parties. Nothing herein shall be construed to create a joint venture or partnership between the parties hereto. Neither party hereto shall have any express or implied right or authority to assume or create any obligations on behalf of or in the name of the other party or to bind the other party to any contract, agreement or undertaking with any third party.

24. Entire Agreement; Priority Rules; Amendment; Waiver. Notwithstanding anything in this Agreement to the contrary, the terms and conditions of any applicable Additional Agreements shall be incorporated herein by reference, and, together with this Agreement, shall constitute the complete and entire statement of all conditions and representations of the agreement between TXSE and Data Recipient with respect to its subject matter and supersedes all prior writings or understandings. If there is any conflict or inconsistency among this Agreement and the documents incorporated herein by reference with respect to the use or distribution of Exchange Data as contemplated herein, the following order of precedence shall apply, to the extent applicable to Data Recipient: (a) Regulatory Requirements; (b) applicable Fee Schedules; (c) this Agreement; (d) the applicable System Description; (e) the User Agreement; and (f) Additional Agreements, if any.

Except as may otherwise be set forth in this Agreement, TXSE or its affiliates may amend this Agreement, the Subscriber Agreement and the Market Data Policies on sixty (60) days' prior written notice to Data Recipient, and any receipt or use of Exchange Data after such date is deemed acceptance. The means of notifying Data Recipient of such amendment may include, but not be limited to, emailing such term or condition to Data Recipient or posting such alteration on the Website upon written notice to Data Recipient.

No failure on the part of TXSE or Data Recipient to exercise, no delay in exercising and no course of dealing with respect to any right, power or privilege under the Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege under this Agreement.

25. Notices. Any notice given pursuant to this Agreement shall be in writing. Notice to Data Recipient may be given by nationally recognized overnight courier service to the address for Data Recipient on file with TXSE or by email to the email address for Data Recipient on file with TXSE. Notice to TXSE may be given by the same means to the address or email address of TXSE set forth in the Market Data Policies. Either party may change its address or email address for receipt of notices by providing notice of the change to the other party. Notice shall be deemed to have been given two (2) days after the date that a properly addressed document is delivered by overnight delivery service. Notice by email shall be deemed to have been given the next business day after delivery, which may be evidenced by an electronic delivery receipt.

26. Governing Law; Venue. This Agreement will be governed by and interpreted in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule. Both parties agree that disputes relating to this Agreement shall be resolved solely in the state or federal courts located in the County of New York in the State of New York, and each party hereby submits to the jurisdiction of such courts.

27. Affiliates. Notwithstanding anything to the contrary in this Agreement, the Data Recipient may identify to TXSE any affiliate that is entitled to exercise the rights of Data Recipient set forth herein on behalf of itself, the Data Recipient or any other affiliate of the Data Recipient, including, but not limited to, rights to use and distribute Exchange Data to other parties, subject to the terms of this Agreement. If this Agreement will be applicable to an affiliate, Data Recipient must submit a list of any such affiliate(s) to TXSE. By submitting the names of its affiliate(s), Data Recipient agrees that the contact information set forth herein shall be deemed to be the contact information for each affiliate and that DATA RECIPIENT SHALL ASSUME ALL RESPONSIBILITY FOR AND WILL INDEMNIFY, DEFEND AND HOLD HARMLESS TXSE INDEMNIFIED PARTIES AGAINST ANY ACTION OR INACTION BY AN AFFILIATE AS IF SUCH ACTION OR INACTION WERE THAT OF DATA RECIPIENT, AND DATA RECIPIENT AND ITS AFFILIATE(S) SHALL BE JOINTLY AND SEVERALLY LIABLE FOR ALL ACTIONS AND/OR INACTIONS OF THE OTHER(S). All of the rights and licenses granted to, and all obligations of, Data Recipient under this Agreement will apply to such affiliate(s) to the same extent as applicable to Data Recipient. For the avoidance of doubt, any affiliate of Data Recipient that is not identified by Data Recipient to TXSE under this provision shall not be entitled to exercise the rights of Data Recipient set forth herein, and Data Recipient shall ensure that no such affiliate receives any Exchange Data from Data Recipient under the terms hereof.

For purposes of this Agreement, an “affiliate” of Data Recipient shall include any entity that, from time to time, directly or indirectly controls, is controlled by or is under common control with Data Recipient, where control means the power to direct or cause the direction of the management or policies of another entity, whether through the ownership of voting securities, by contract or otherwise. The Data Recipient may delegate any of its responsibilities, obligations or duties under or in connection with this Agreement to any affiliate of the Data Recipient or an authorized third-party agent, which may discharge those responsibilities, obligations or duties on behalf of the Data Recipient in accordance with this Agreement.



28. Headings. Section headings are included for convenience only and are not to be used to construe or interpret this Agreement. All references contained herein to sections or subsections shall refer to the sections or subsections of this Agreement, unless specific reference is made to the sections or subsections of another document.

29. Cumulative Remedies. Except as otherwise limited herein, all rights and remedies provided in this Agreement are cumulative and not exclusive, and the exercise by either party of any right or remedy does not preclude the exercise of any other rights or remedies that may now or subsequently be available at law, equity, by statute, in any other agreement between the parties (including without limitation the Additional Agreements) or otherwise.

30. Counterparts. This Agreement may be executed in one or more counterparts, which shall each be considered an original but all of which shall constitute one and the same Agreement.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

User: ____________________________	Texas Stock Exchange LLC
Signature: ________________________	Signature: ________________________
Printed Name: _____________________	Printed Name: _____________________
Title: ____________________________	Title: ____________________________
Date: ____________________________	Date: ____________________________


TXSE
TEXAS
STOCK
EXCHANGE

TXSE Exchange Data Order Form

☐ Initial Subscription ☐ Amended Subscription

DATA RECIPIENT INFORMATION		
Company Name:		Date:
Address of Principal Office:		
City:	State:	Zip Code:

BILLING ADDRESS		
Address of Billing Office:		
City:	State:	Zip Code:

BUSINESS CONTACT		BILLING CONTACT	
Name:		Name:	
Title:		Title:	
Email:		Email:	
Phone:	Fax	Phone:	Fax

MARKET DATA ADMINISTRATOR		TECHNICAL CONTACT	
Name:		Name:	
Title:		Title:	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:



DATA FEED SUBSCRIPTION / CHANGE REQUEST			
Data Feed[1]	**Add**	**Remove**	**Effective Date**
TXSE Depth	☐	☐	
TXSE Top	☐	☐	
TXSE Last Sale	☐	☐	
TXSE Historical Data	☐	☐	

[1] Under TXSE Rule 13.008, TXSE anticipates renaming its TXSE Depth data feed product as TXSE FEED, and may collapse its TXSE Top and TXSE Last Sale feeds into a single product pursuant to a TBD rule filing with the Securities and Exchange Commission.


TXSE
TEXAS
STOCK
EXCHANGE

DISTRIBUTION TYPE
Internal Distribution: Will your organization use TXSE data internally? ☐ Yes ☐ No **Affiliates:** Will your organization distribute TXSE data to Affiliates*? ☐ Yes ☐ No If yes, please complete the TXSE List of Affiliates. ***"Affiliate"** of a party shall include any entity that, from time to time, directly or indirectly controls, is controlled by, or is under common control with such party, where control means the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities, by contract or otherwise. **External Distribution:** Will your organization distribute TXSE data externally? ☐ Yes ☐ No

I certify that the information provided above is accurate.

Signature of Data Recipient Authorized Representative	Title
Printed Name	Date



CONNECTIVITY
Data Center Location: ☐ Primary – Secaucus (NY6), 105 Enterprise Avenue South, Secaucus, NJ 07094
Subscription Type: ☐ New ☐ Existing ☐ Direct Connection (Proximity – Colocation Cross Connect) ☐ Direct Telco Connection ☐ Circuit Provider: ____________________ ☐ Extranet Service Provider:[2] ____________________
Routing Type: ☐ BGP Client Source Address ____________________ Public Autonomous System (AS) Number: ____________________
Data Center Location: ☐ Secondary – Dallas (DA11), 1990 North Stemmons Freeway, Dallas, TX 75207
Subscription Type: ☐ New ☐ Existing ☐ Direct Connection (Proximity – Colocation Cross Connect) ☐ Cross Connect via POP at 350 Cermak Road, Chicago, IL ☐ Direct Telco Connection ☐ Circuit Provider: ____________________ ☐ Extranet Service Provider:[1] ____________________
Routing Type: ☐ BGP Client Source Address ____________________ Public Autonomous System (AS) Number: ____________________

[2] The listed extranet service provider will have to execute an Extranet Addendum to the Connectivity Services Agreement.



Table of Contents



TXSE Market Data Policies

Under the terms of the Texas Stock Exchange LLC Market Data Agreement ("**Data Agreement**") with Texas Stock Exchange LLC ("**TXSE**"), firms receiving Exchange Data must adhere to these TXSE Market Data Policies (the "**Market Data Policies**"). These Market Data Policies supplement and clarify the Data Agreement and apply to the receipt, use, pricing, reporting and distribution of Exchange Data. Unless otherwise specified, references herein to "**Exchange Data**" or "**Data**" refer to Exchange Data as defined in the Data Agreement. The Data Agreement governs any conflict with these Market Data Policies.

Pursuant to the Data Agreement, TXSE reserves the right to update these Market Data Policies from time to time and will communicate any updates to Data Recipients via email and the Website. All capitalized terms used herein that are not defined below are defined in the Data Agreement or the applicable Fee Schedule.

1. Definitions.

"Controlled Data Distributor" means a Data Recipient that (i) provides Exchange Data to a Data User (either an Internal Subscriber or an External Subscriber) and (ii) controls the entitlements of and display of information to such Data User. If the Data User is either an employee or natural person independent contractor of the Controlled Data Distributor or an employee or natural person independent contractor of an affiliate of the Controlled Data Distributor identified on the List of Affiliates (i.e., an "**Internal Subscriber**"), such Controlled Data Distributor is considered to be an "**Internal Controlled Data Distributor**." If the Data User is not an employee or natural person independent contractor of the Controlled Data Distributor or of an affiliate thereof identified on the List of Affiliates (i.e., an "**External Subscriber**"), such Controlled Data Distributor is considered to be an "**External Controlled Data Distributor**."

"Data Feed Subscriber" means any Data User not affiliated with Data Recipient that (a) receives Exchange Data from Data Recipient and (b) for which Data Recipient cannot substantially control Exchange Data for the purposes of reporting usage or qualification.

"Display Usage" means the access to and/or use of Exchange Data by a Data User via a graphical user interface, application or other medium which displays Exchange Data.

"Exchange Data Order Form and System Description" means information submitted via the User Portal or other method designated by TXSE that identifies the Exchange Data desired and the Exchange Data access method, and provides key contact information as well as a description of any system(s) or service(s) that make use of or distribute Exchange Data internally or externally to Data Users.



“Extranet Service Provider” means a Person that has entered into a Data Agreement and Transmits Exchange Data, via an extranet operated by such Person, to Data Recipients. “**Transmit**” means to direct Exchange Data to one or more Data Recipients without modification of the content, format or other characteristics of the Exchange Data. An Extranet Service Provider is not authorized to use or process Exchange Data for any purpose other than to Transmit Exchange Data.

“Non-Display Usage” means any method of accessing an Exchange Data product that involves access or use by a machine or automated device without access or use of a display by a natural person or persons.

“Non-Professional Data User” means a natural person or qualifying trust that uses Data only for personal purposes and not for any commercial purpose and, for a natural person who works in the United States, is not: (i) registered or qualified in any capacity with the Securities and Exchange Commission, the Commodities Futures Trading Commission, any state securities agency, any securities exchange or association or any commodities or futures contract market or association; (ii) engaged as an “investment adviser” as that term is defined in Section 202(a)(11) of the Investment Advisers Act of 1940 (whether or not registered or qualified under that Act); or (iii) employed by a bank or other organization exempt from registration under federal or state securities laws to perform functions that would require registration or qualification if such functions were performed for an organization not so exempt; or, for a natural person who works outside of the United States, does not perform the same functions as would disqualify such person as a Non-Professional Data User if he or she worked in the United States.

“Professional Data User” means any Data User other than a Non-Professional Data User.

“Service Facilitator” means a Person, other than an Extranet Service Provider or telecommunications provider, that facilitates the receipt, dissemination or other use of Exchange Data on behalf of the Data Recipient in accordance with the terms and conditions of the Data Agreement.

“Trading Platform” means any execution platform operated as or by a registered National Securities Exchange (as defined in Section 3(a)(1) of the Exchange Act), an Alternative Trading System (as defined in Rule 300(a) of Regulation ATS), or an Electronic Communications Network (as defined in Rule 600(b)(36) of Regulation NMS).

“Uncontrolled Data Distributor” means a Data Recipient that is authorized by TXSE to distribute Exchange Data externally to a Data User that is not an affiliate of Data Recipient where the Data Recipient does not control the entitlements of and display of information to such Data User (i.e., a Data Feed Subscriber).



2. Record Retention Requirements

Each Data Recipient must create and maintain for at least three (3) years or other timeframe specified in accordance with Regulatory Requirements, whichever is greater, complete and accurate books and records relating to the Data Recipient's performance of its obligations and exercise of its rights under the Data Agreement, including without limitation the receipt, use, display and distribution of Exchange Data and the administration of the Subscriber Agreement or equivalent, if applicable.

3. Data Recipient Approval & Notice Requirements

Each Data Recipient that is requesting to use or distribute Exchange Data must complete and submit to TXSE the following: (i) Data Agreement, (ii) List of Affiliates (if applicable); (iii) Exchange Data Order Form and System Description; and (iv) Service Facilitator List (if applicable). The Exchange Data Order Form and System Description requires firms to identify the Exchange Data desired, and the Exchange Data access method, and to provide key contact information as well as a description of any system(s) or service(s) that make use of or distribute Exchange Data internally or externally to Data Users.

Each completed Data Agreement, List of Affiliates, Exchange Data Order Form and System Description and Service Facilitator List should be submitted via the TXSE User Portal for approval. Alternatively, these documents may be emailed to marketdata@txse.com by Data Recipients to complete the application process for Exchange Data.

Any notice by Data Recipient under the Data Agreement must be directed to TXSE at:

4550 Travis Street, Suite 650
Dallas, Texas 75205
Email: legal@txse.com

4. Distribution to Affiliates of Data Recipient

Any Data Recipient that distributes Exchange Data to one or more of its affiliates must complete and submit to TXSE a list of any such affiliates and their addresses (the "**List of Affiliates**"). The List of Affiliates may be submitted to TXSE via the TXSE User Portal, via email to marketdata@txse.com or any other method as designated by TXSE. The Data Recipient shall notify TXSE of any changes to the information on the List of Affiliates and such changes shall be deemed accepted by TXSE unless TXSE notifies the Data Recipient of an objection within thirty (30) days of receipt of notification of the change.

One or more of the entities (each a "Connected Entity") that is part of the group comprised of the Data Recipient and the affiliates listed on the List of Affiliates (collectively, the "Affiliate Group") is permitted to own connectivity

with TXSE to receive Exchange Data directly from TXSE. Each Connected Entity shall be identified in writing to TXSE. Any member of the Affiliate Group that also receives Exchange Data from another Data Recipient (in addition to a Connected Entity) that is an Uncontrolled Data Distributor is not required to complete and return to TXSE a separate Data Agreement and Exchange Data Order Form and System Description. Rather, that entity is bound by the same Data Agreement and other relevant documents executed by the applicable member of the Affiliate Group.

5. Uncontrolled Data Distributor Requirements

To become an Uncontrolled Data Distributor, the Data Recipient must describe, using the Exchange Data Order Form and System Description, its plan to distribute Exchange Data externally to any Data Feed Subscriber that is not an affiliate of the Data Recipient.

Request Process

Production

Uncontrolled Data Distributors are responsible for either (i) directing each prospective Data Feed Subscriber to download the required documents from the Website, or (ii) providing a hard copy of each required document to the prospective Data Feed Subscriber. Required documents for each prospective Data Feed Subscriber include the following:

- Signed Data Agreement
- Completed and signed Exchange Data Order Form and System Description
- Completed and signed List of Affiliates (if applicable)
- Completed and signed Service Facilitator List (if applicable)

A Data Agreement is required for any Real-time Data Feed Subscriber. Data Feed Subscribers of Delayed Data, End-of-Day Data or TXSE Historical Data are not required to sign a Data Agreement but are not permitted to redistribute the Data externally. The waiver of the agreement requirement by TXSE does not limit the Uncontrolled Data Distributor's obligations as described within the Data Agreement executed with TXSE.

Certification

To provide access to non-production Exchange Data sourced from a certification System, a request can be initiated through email to marketdata@txse.com. The following information should be included:

- Data Feed Subscriber’s name and contact information
- Type of non-production Exchange Data[1] subscribed to by each Data Feed Subscriber (e.g., TXSE Depth, TXSE Top, TXSE Last Sale and TXSE Historical Data)
- The earliest date upon which the Data Feed Subscriber will receive non-production Exchange Data from the Uncontrolled Data Distributor (installation date)
- The last date upon which the Data Feed Subscriber will receive non-production Exchange Data from the Uncontrolled Data Distributor (termination date)

No Data Feed Subscriber shall be permitted to use non-production Exchange Data from a certification System for a period of longer than thirty (30) days without the prior written approval of TXSE.

Approval Process

After the required documents have been completed, the prospective Data Feed Subscriber must submit the required documents to TXSE (as described above) for approval. TXSE will review the documents and may contact the Data Feed Subscriber directly for additional information. The review of the documents includes, but is not limited to, a review of the intended use of the Exchange Data and the entitlements.

Upon approval, TXSE will notify both the Data Feed Subscriber and the Uncontrolled Data Distributor via email. Once approved by TXSE, the Uncontrolled Data Distributor is authorized to provide the approved Exchange Data to the Data Feed Subscriber. **A new Data Feed Subscriber may not receive Exchange Data unless and until TXSE has specifically approved the distribution of the requested Exchange Data product.** Please note that if an Uncontrolled Data Distributor provides Exchange Data to an unapproved Data Feed Subscriber or releases any Exchange Data prior to TXSE’s approval, the Uncontrolled Data Distributor is responsible for paying TXSE any fees and other charges that would have been assessed such Data Feed Subscriber during the unauthorized time frame had the Data Feed Subscriber and release of Exchange Data to such Data Feed Subscriber been approved.

[1] Under TXSE Rule 13.008, TXSE anticipates renaming its TXSE Depth data feed product as TXSE FEED, and may collapse its TXSE Top and TXSE Last Sale feeds into a single product pursuant to a TBD rule filing with the Securities and Exchange Commission.

6. Uncontrolled Data Distributor Reporting

Uncontrolled Data Distributors of Exchange Data are required to submit reports on a monthly basis providing firm and Exchange Data details (as described below) for each Data Feed Subscriber receiving the Exchange Data. Each such report must include the following:

- Each Data Feed Subscriber's name, contact information and billing address
- Address at which each Data Feed Subscriber receives the Exchange Data
- Type of Exchange Data[2] subscribed to by each Data Feed Subscriber (e.g., TXSE Depth, TXSE Top, TXSE Last Sale and TXSE Historical Data)
- The earliest date upon which each Data Feed Subscriber received or will receive such Exchange Data from the Uncontrolled Data Distributor (installation date)
- The last date upon which each Data Feed Subscriber received or will receive such Exchange Data from the Uncontrolled Data Distributor (termination date)

Uncontrolled Data Distributors may report to TXSE by entering details directly into the reporting system or any other method designated by TXSE. Monthly reporting for the prior month's activity is due on the fifteenth (15th) of the current month (i.e., May 15th is the due date for April reporting). Unless otherwise provided by TXSE, each Uncontrolled Data Distributor shall use reasonable efforts to provide such reporting within fifteen (15) days of the end of the applicable reporting period. Failure to report within sixty (60) days of the end of the applicable reporting period may result in suspension or termination of provision of Exchange Data to such Uncontrolled Data Distributor.

Notwithstanding the foregoing, reporting of each Data Feed Subscriber receiving access to non-production Exchange Data, Delayed Data, End-of-Day Data or TXSE Historical Data must be submitted only upon request.

Please contact marketdata@txse.com if you have any questions about reporting requirements. If you are newly reporting to TXSE, a user login will be created for you to access the system.

[2] Under TXSE Rule 13.008, TXSE anticipates renaming its TXSE Depth data feed product as TXSE FEED, and may collapse its TXSE Top and TXSE Last Sale feeds into a single product pursuant to a TBD rule filing with the Securities and Exchange Commission.

7. Controlled Data Distributor Requirements

Internal Controlled Data Distributors

Internal Controlled Data Distributors may provide Exchange Data to employees or natural person independent contractors of the Internal Controlled Data Distributor or any affiliate thereof (i.e., Internal Subscribers) identified on a List of Affiliates submitted by the Internal Controlled Data Distributor to TXSE.

Internal Controlled Data Distributors are not required to execute a Subscriber Agreement or equivalent with Internal Subscribers. Only a Data Agreement, List of Affiliates (if applicable) and Exchange Data Order Form and System Description completed by the Internal Controlled Data Distributor is required to be submitted to TXSE.

External Controlled Data Distributors

External Controlled Data Distributors must execute a Subscriber Agreement or equivalent with each External Subscriber, whether an individual or a firm. TXSE will not execute this agreement or equivalent with an External Controlled Data Distributor's customers.

External Controlled Data Distributors must administer Subscriber Agreements to all External Subscribers. If an External Controlled Data Distributor does not administer a Subscriber Agreement, then the External Controlled Data Distributor is required to indemnify TXSE in the event of a claim by an External Subscriber or otherwise.

External Controlled Data Distributors have four options to administer the Subscriber Agreement or equivalent.

Administration Options for the Subscriber Agreement	
1. Data Recipient Indemnification	Data Recipient administers its own agreement to External Subscribers as an equivalent to the Subscriber Agreement. Submission of a sample copy of the Data Recipient's agreement, and any amendments thereto, is required upon request.
2. Incorporation by Reference	Data Recipient adds specific language referring to the Subscriber Agreement into the Data Recipient's own agreement with the External Subscriber. Submission of a sample copy of the Data Recipient's agreement, and any amendments thereto, is required upon request.
3. Online Click-Through Subscriber Agreement	Data Recipient offers the agreement via the Internet. Submission of a sample copy of the Data Recipient's agreement, and any amendments thereto, is required upon request.



4. Hard Copy Subscriber Agreement	Data Recipient provides External Subscriber with a paper copy of the Subscriber Agreement. Data Recipient retains executed originals, but does **not** submit the agreement to TXSE except upon request.

<u>Option 1 – Data Recipient Indemnification</u>

Section 12 of the Data Agreement permits External Controlled Data Distributors to choose to indemnify TXSE in lieu of administering the Subscriber Agreement to each External Subscriber.

External Controlled Data Distributors that opt for indemnification are required to include certain basic protections and rights in their own legally enforceable Data Recipient customer agreements that ensure TXSE is protected to the same extent as if the External Controlled Data Distributors had administered the Subscriber Agreement with each External Subscriber. An External Controlled Data Distributor may then provide the Exchange Data immediately after administering its own customer agreement with the External Subscriber.

External Controlled Data Distributors that opt for indemnification must follow these guidelines:

1. Prior to distributing the Exchange Data, the External Controlled Data Distributor will have in place a legally valid and enforceable Data Recipient customer agreement with the External Subscriber that (i) establishes the rights and obligations of the External Subscriber with respect to Exchange Data provided by the External Controlled Data Distributor, including any limitations on the External Subscriber's right to redistribute the Exchange Data, (ii) protects the TXSE Indemnified Parties (as defined in the Data Agreement) to the same extent as if the External Controlled Data Distributor had presented and the External Subscriber had signed the Subscriber Agreement and (iii) directs the External Subscriber to the TXSE Privacy Policy (located at https://www.txse.com/privacy-policy).

2. In terms of recordkeeping and retention, Data Recipient customer agreements are subject to requirements specified within Section 2 of these Market Data Policies and as specified within the Data Agreement. In the event of a dispute with External Subscriber(s) relating to the Exchange Data, the External Controlled Data Distributor agrees to provide TXSE with copies of the relevant Data Recipient customer agreements.

3. External Controlled Data Distributor must indemnify all TXSE Indemnified Parties and any third parties against any Claims and Losses relating to the Exchange Data made by an External Subscriber who

receives the Exchange Data from the External Controlled Data Distributor (or any person relying upon the Exchange Data received by such External Subscriber) arising from External Controlled Data Distributor's election to distribute Exchange Data to such External Subscriber under a Data Recipient customer agreement rather than under a Subscriber Agreement.

Submission of a sample copy of the Data Recipient's customer agreement and any amendments thereto to marketdata@txse.com is required upon request. Please note that TXSE does not require External Controlled Data Distributors to submit copies of the executed Data Recipient customer agreements to TXSE.

<u>Option 2 – Incorporation by Reference</u>

In lieu of including the exact language of the Subscriber Agreement in the Data Recipient customer agreement with each Subscriber, External Controlled Data Distributors may choose to incorporate necessary language protecting TXSE by referring to the Subscriber Agreement in their own legally valid and enforceable Data Recipient customer agreement and, in addition, providing a copy of the Subscriber Agreement to the Subscriber. Thus, by signing the Data Recipient customer agreement, External Subscribers also assent to necessary Subscriber Agreement terms.

External Controlled Data Distributors that opt for "Incorporation by Reference" must follow these instructions:

1. Include the language below prominently on the signature page of the Data Recipient customer agreement. Prior to including this language in the Data Recipient customer agreement, in the blank provided, insert the term in the Data Recipient customer agreement that refers to the person receiving the information (i.e., customer, account holder, subscriber, member, etc.).

   By executing this Agreement, ____________________ (known as "Subscriber" in the Subscriber Agreement) agrees that:

   a. *it has read and agrees to be bound by the Subscriber Agreement, a copy of which is attached hereto, and the TXSE Privacy Policy (located at https://www.txse.com/privacy-policy);*

   b. *the Data Recipient/Vendor (i) is not an agent of Texas Stock Exchange LLC; (ii) is not authorized to add to or delete any terms or provisions from the Subscriber Agreement; and (iii) is not authorized to modify any provision of the Subscriber Agreement; and*



c. *no provision has been added to or deleted from the Subscriber Agreement and that no modifications have been made to it. Both the Subscriber and the person executing on behalf of the Subscriber warrant that the Subscriber is legally able to undertake the obligations set forth therein and the signatory is duly authorized to bind the Subscriber to the Subscriber Agreement.*

2. Provide each External Subscriber with a copy of the Subscriber Agreement at the time of executing the Data Recipient customer agreement.

Submission of a sample copy of the Data Recipient's customer agreement and any amendments thereto to marketdata@txse.com is required upon request.

Once the Data Recipient customer agreement is signed by both the External Subscriber and the External Controlled Data Distributor, and the External Subscriber has been provided a copy of the Subscriber Agreement, TXSE considers the External Subscriber to be authorized to receive Exchange Data. Please note that TXSE does not require External Controlled Data Distributors to submit copies of the executed Data Recipient customer agreements to TXSE.

Option 3 – Online Click-Through Version of Subscriber Agreement

External Controlled Data Distributors are permitted to offer an online click-through version of the Subscriber Agreement to each External Subscriber, but if a Subscriber Agreement is not administered properly, the External Controlled Data Distributor must indemnify the TXSE Indemnified Parties in the event of any claim.

To offer an online click-through version of the Subscriber Agreement to External Subscribers, copy the full text of the Subscriber Agreement and complete the necessary programming to ensure the External Subscriber can enter the following information:

- External Subscriber Name
- Full Name of Person Authorized to Sign the Subscriber Agreement
- Title of Person Authorized to Sign the Subscriber Agreement
- Date of Execution

The following language must be displayed to the External Subscriber, and the External Subscriber must agree to it by marking the applicable checkbox:

ACCEPTED AND AGREED: I, an authorized officer of the Subscriber to which the preceding terms and conditions refer,



acknowledge that I have read the preceding terms and conditions of this Agreement, that I understand them and that I hereby manifest Subscriber's assent to, and Subscriber's agreement to comply with, those terms and conditions by "clicking" on the following box. I further acknowledge and agree to the terms of the TXSE Privacy Policy (located at https://www.txse.com/privacy-policy).

Submission of a sample copy of the Data Recipient's click-through Subscriber Agreement and any amendments thereto to marketdata@txse.com is required upon request.

Once these steps have been completed, TXSE considers the External Subscriber to be authorized to receive Exchange Data.

Option 4 – Hard Copy Subscriber Agreement

External Controlled Data Distributors are permitted to enter into a hard copy/paper version of the Subscriber Agreement with each External Subscriber. A copy of the Subscriber Agreement is available on the Website. TXSE permits External Controlled Data Distributors to accept scanned and other electronic copies of the agreement as legal documents.

External Controlled Data Distributors that opt for the hard copy version of the Subscriber Agreement should follow these instructions:

1. Copy the complete text of the Subscriber Agreement into a file containing your company letterhead.
2. Print copies of the Subscriber Agreement for External Subscribers and for your records.
3. Provide copies of or direct External Subscribers to the TXSE Privacy Policy (located at https://www.txse.com/privacy-policy).

Once the Subscriber Agreement is signed by both the External Subscriber and the External Controlled Data Distributor, and the External Subscriber has been provided an executed copy of the Subscriber Agreement, TXSE considers the External Subscriber to be authorized to receive Exchange Data. Please note that TXSE does not require External Controlled Data Distributors to submit copies of the executed Subscriber Agreement to TXSE.

Notification and Enforcement

Each External Controlled Data Distributor shall (i) enforce each of its External Subscriber's compliance with the terms of the Subscriber Agreement or equivalent agreement; (ii) provide TXSE written notice of any violation thereof by an External Subscriber, immediately upon becoming aware of such violation; (iii) provide TXSE notice of termination of any Subscriber Agreement, immediately upon receiving or serving notice of such termination; (iv) provide TXSE any assistance as TXSE may reasonably request in enforcing TXSE's rights under any Subscriber Agreement; (v) upon TXSE's request, cease providing any Exchange Data to any External Subscriber; and (vi) provide TXSE written notice promptly upon becoming aware of any acts or omissions of any External Subscriber or other person, in addition to those otherwise required to be reported herein, which External Controlled Data Distributor believes, in its reasonable discretion, might jeopardize or prejudice the rights of TXSE (or an affiliate or data provider) in any Exchange Data or threaten the security or operations of any systems or other technology utilized by or on behalf of TXSE (or an affiliate) or any Data Recipient to disseminate any Exchange Data.

8. Controlled Data Distributor and Data Recipient Reporting

Display and Non-Display Usage Reporting

Distributors are required to report the number of Data Users related to Display and Non-Display Usage based on the requirements for the specified data product as follows:

Product[3]	Non-Display Usage Reporting Requirement	Internal Display Usage Reporting Requirement	External Display Usage Reporting Requirement
TXSE Depth	Only Upon Request	Monthly Reporting Required	Monthly Reporting Required
TXSE Top	No Reporting Required	No Reporting Required	Monthly Reporting Required
TXSE Last Sale	No Reporting Required	No Reporting Required	Monthly Reporting Required

Unless otherwise provided by TXSE or indicated in this section of the Market Data Policies, Data Recipient shall use reasonable efforts to provide such reporting within fifteen (15) days of the end of the applicable reporting period. Failure to report within sixty (60) days of the end of the applicable reporting period may result in suspension or termination of provision of Exchange Data to Data Recipient.

Display Usage Reporting

If a product shown above requires no reporting, Controlled Data Distributors do not have to report the Data Users receiving the controlled Exchange Data for Display Usage or Non-Display Usage. For products that require Display Usage reporting, Controlled Data Distributors must count every Professional Data User and Non-

[3] Under TXSE Rule 13.008, TXSE anticipates renaming its TXSE Depth data feed product as TXSE FEED, and may collapse its TXSE Top and TXSE Last Sale feeds into a single product pursuant to a TBD rule filing with the Securities and Exchange Commission.



Professional Data User to which they provide Exchange Data. Thus, the Controlled Data Distributor's count will include every Data User that accesses the Exchange Data, regardless of the purpose for which the Data User uses the Exchange Data. Controlled Data Distributors must report all Professional Data Users and Non-Professional Data Users in accordance with the following:

- In connection with a Controlled Data Distributor's distribution of Exchange Data, the Controlled Data Distributor must count as one Data User each unique Data User that the Controlled Data Distributor has entitled to have access to the Exchange Data.

- Controlled Data Distributors must report each unique individual person who receives access through multiple devices or multiple methods (e.g., a single Data User has multiple passwords and user identifications) as one Data User.

- If a Controlled Data Distributor entitles one or more individuals to use the same device, the Controlled Data Distributor must include only the individuals, and not the device, in the count. Thus, Controlled Data Distributors would not be required to report device counts associated with a Data User's display use of the Exchange Data.

- If an individual User is entitled to access the same Exchange Data through multiple Distributors, the individual User must only be reported once. Thus, the Distributors may coordinate to report the individual User by only one of such Distributors (not by all such Distributors).

Controlled Data Distributors must submit usage reports of real-time Exchange Data on a monthly basis by entering details directly into the reporting system or any other method designated by TXSE. Monthly reporting for the prior month's activity is due on the fifteenth (15th) of the current month (i.e., May 15th is the due date for April reporting). For Display Usage reporting, previous month quantities will be carried over on a month-to-month basis to aid in the reporting of Data Users, and Controlled Data Distributors may submit revised reporting in order to correct errors in the reporting of total quantities or Data User categorization. Controlled Data Distributors may only submit revised reporting within sixty (60) days of the date where usage activity occurred thirty (30) calendar days after the reporting due date (i.e., June 14th for April reporting). Each report may include the following:

- Data User billing address

- Business address at which Data User receives the Exchange Data

- Type of service/product



- Total aggregated number of Display Usage Data Users

Controlled Data Distributors that have obtained an Enterprise license for a particular Exchange Data product are not required to report Data User quantities for that Exchange Data product on a monthly basis, but TXSE reserves the right to request that Controlled Data Distributors report such Data User quantities on a best-efforts basis upon request by TXSE.

Additionally, Controlled Data Distributors that have obtained a Digital Media Enterprise license for a particular Exchange Data product are not required to report quantities of Data Users covered by such license and may distribute the Exchange Data to an unlimited number of Data Users for viewing the Exchange Data via television, websites and mobile devices for informational and non-trading purposes only. For the avoidance of doubt, Controlled Data Distributors that have obtained a Digital Media Enterprise license must report quantities of Data Users that are not covered by such license (i.e., Data Users that view the Exchange Data other than via television, websites and mobile devices for informational and non-trading purposes).

Non-Display Usage Reporting

Non-Display Usage includes any method of accessing an Exchange Data product that involves access or use by a machine or automated device without access or use of a display by a natural person or persons. Non-Display Usage does not include any use of Exchange Data that enables and results in the output of such Exchange Data solely in a display. Data Recipients are required to describe the type(s) of Non-Display Usage used by them and/or their affiliates on the Exchange Data Order Form and System Description. Data Recipients should include details about the systems and devices that receive Exchange Data within the firm's market data infrastructure; however, no system or device counts are necessary.

There are no monthly reporting obligations for Non-Display Usage (whether by Trading Platforms or not by Trading Platforms) by a Data Recipient; however, such Data Recipients will be required to promptly provide TXSE with written notice, using the Exchange Data Order Form and System Description or other method designated by TXSE, when (i) Exchange Data is or will be used for a new type of Non-Display Usage (such as new use by a Trading Platform where the Data Recipient did not previously use Exchange Data by a Trading Platform); (ii) Exchange Data is discontinued for a type of Non-Display Usage; or (iii) there are any other changes in the Data Recipient's Non-Display Usage that would require an update to the Exchange Data Order Form and System Description currently on file with TXSE. In addition, TXSE reserves the right to request that such Data Recipients attest to their Non-Display Usage upon request by TXSE.



9. Display Requirements

Attribution

Each Data Recipient must clearly identify TXSE as the source of any Exchange Data through use of the System name or TXSE's name on each applicable display of Exchange Data.

Distributors of Exchange Data to Data Users must provide a prominent attribution message on all displays, including wall boards, tickers, mobile devices and audio announcements on voice response services. In the case of a ticker, the attribution message should be interspersed with the Exchange Data at least every ninety (90) seconds.

Exchange Data Feed[4]	Required Attribution Message
TXSE Depth	TXSE Real-Time Quotes and Trades
TXSE Top	TXSE Real-Time Quotes
TXSE Last Sale	TXSE Real-Time Trades

If the Exchange Data is being provided on an intentionally delayed basis, the Data Recipient must notify TXSE at marketdata@txse.com, and the Data Recipient must clearly notify Data Users that Exchange Data is delayed through applicable attribution on the display in accordance with the requirements in Section 11 of these Market Data Policies.

Marketing Materials

Each Data Recipient may use TXSE's corporate name, the names of TXSE's market data products and the trademarks (available through contacting Market Data Services at marketdata@txse.com) in any marketing, publicity or advertising materials related to the business of the Data Recipient, *provided* that such use is solely for purposes of exercising Data Recipient's rights under the Data Agreement and is in compliance with the guidelines provided by TXSE. For the avoidance of doubt, TXSE may require any Data Recipient to discontinue or alter such use(s) in its sole discretion.

10. Service Facilitator

A Data Recipient may delegate any of its responsibilities, obligations or duties under or in connection with the Data Agreement to a Service Facilitator, which may discharge those responsibilities, obligations or duties on behalf of the Data Recipient in accordance with the Data Agreement; *provided, however*, that the Data Recipient shall be and will remain responsible for compliance by such Service

[4] Under TXSE Rule 13.008, TXSE anticipates renaming its TXSE Depth data feed product as TXSE FEED, and may collapse its TXSE Top and TXSE Last Sale feeds into a single product pursuant to a TBD rule filing with the Securities and Exchange Commission.

Facilitators with all applicable terms and conditions of the Data Agreement and all other acts and omissions thereby in connection with the receipt, use and distribution of the Exchange Data. Additionally, Data Recipient may use a Service Facilitator to facilitate the dissemination of Exchange Data in Data Recipient's service, *provided* that Data Recipient has a legally valid and enforceable contract with such Service Facilitator, prior to distributing any Exchange Data to any Service Facilitator, that: (a) includes all limitations on the Service Facilitator's right to use and redistribute Exchange Data; and (b) protects the TXSE Indemnified Parties to the same extent as if the Service Facilitator had signed a Data Agreement with TXSE directly. Service Facilitators may support one or more functions for the Data Recipient including, but not limited to, website operation, software development, facilities and equipment operation and service installation. The Data Recipient must, through a legally enforceable written agreement with each Service Facilitator:

- Ensure TXSE Indemnified Parties are protected to the same extent as if the Service Facilitator were a party to the Data Agreement, including without limitation by permitting TXSE to audit the Service Facilitator on the same terms as TXSE is permitted to audit the Data Recipient under the Data Agreement.

- Ensure no terms of such agreement conflict with the terms of the Data Agreement.

- Ensure Exchange Data or controlled data distribution of Exchange Data to a Data Recipient may occur only after the Data Recipient is authorized by TXSE, or Data Recipient is qualified through one of the Controlled Data Distributor qualification methods outlined above (in Section 7 of these Market Data Policies).

- Ensure the Data Recipient, and not the Service Facilitator, controls all entitlement of Exchange Data to the Data Recipient.

Notwithstanding the foregoing, the Service Facilitator must sign a Data Agreement and must fulfill all requirements of TXSE if the Service Facilitator receives Exchange Data directly from TXSE. Finally, if the Data Recipient uses any Service Facilitators, the Data Recipient must provide a list of all Service Facilitators to TXSE on a Service Facilitator List.

11. Delayed Data

Once a period of time has passed since the dissemination of Exchange Data by TXSE, Real-time Data will become "**Delayed Data**". There are different requirements for the distribution of Delayed Data as compared to Real-time Data. The following definitions apply:

- **Delay Period** – The period of time that has passed since the dissemination of Exchange Data by TXSE, which is currently fifteen (15) minutes.

- **Real-time Data** – Exchange Data distributed prior to the expiration of the Delay Period.

- **Delayed Data** – Exchange Data distributed after the Delay Period.

- **End-of-Day Data** – Exchange Data distributed after the market has closed for the current trading day and after the Delay Period.

Controlled Data Distributors of Delayed Data are not required to qualify Data Users in respect of receipt of Delayed Data identified in the Controlled Data Distributor Requirements section of these Market Data Policies. Thus, Controlled Data Distributors of Delayed Data are not required to administer a Subscriber Agreement or equivalent with such Data Users. In addition, Uncontrolled Data Distributors of Delayed Data are not required to obtain a Data Agreement from Data Users (including Data Feed Subscribers) receiving Delayed Data.

Uncontrolled Data Distributors are required to report Data Feed Subscribers of Delayed Data to TXSE only upon request.

Each Delayed Data Distributor must obtain approval and describe, using the Exchange Data Order Form and System Description, its system(s) used to distribute Delayed Data externally to any Data Users (including Data Feed Subscribers) that are not affiliates of the Data Recipient. Data Feed Subscribers of Delayed Data are not permitted to redistribute the Delayed Data as an Uncontrolled Data Distributor. The waiver of the qualification and agreement requirements by TXSE does not limit the Controlled Data Distributor's or Uncontrolled Data Distributor's obligations as described within the Data Agreement executed with TXSE.

For Controlled Data Distributors providing Delayed Data, TXSE requires that an appropriate delay message be provided to subscribers for all displays of such Delayed Data. The delay message must prominently appear on all displays containing Delayed Data, such as at or near the top of the page. In the case of a ticker, the delay message should be interspersed with the market data at least every ninety (90) seconds. Examples of appropriate delay messages are as follows: "Data Delayed 15 minutes", "Data Delayed 24 hours", "Delayed Data", "Del-15" and "Data Delayed until Midnight ET". Alternatives for Exchange Data time delay notice attribution on displays may be permitted with the prior written approval of TXSE if the alternative accurately and unambiguously describes the duration of the delay of the Exchange Data. Requests for alternative notice text may be made via email to marketdata@txse.com.



12. Derived Data

"**Derived Data**" is pricing data or other data that (i) is created in whole or in part from Exchange Data; (ii) is not an index or financial product as described below; and (iii) cannot be readily reverse-engineered to recreate Exchange Data or used to create other data that is a reasonable facsimile or substitute for Exchange Data. Generally, Derived Data usage is not considered fee liable. There may be certain exceptions to fee liability depending on the data feed used to create the Derived Data and the Derived Data being created. Please review the product Fee Schedule on the Website, which will describe any applicable exceptions, or contact marketdata@txse.com for more information.

Data Recipients distributing Derived Data must use the Exchange Data Order Form and System Description to describe any Derived Data created using Exchange Data. Distributors of Derived Data are not required to report Data Users receiving Derived Data. Distribution of Derived Data does not require the Data User receiving Derived Data to sign a Data Agreement with TXSE. If a distributor opts not to administer a Subscriber Agreement or equivalent, then the distributor is required to indemnify TXSE in the event of a claim.

Notwithstanding the definition and rights with respect to Derived Data described above, Data Recipient shall not use, or permit any third party to use, any Exchange Data (i) as input data in the creation or calculation of any index or similar work, or (ii) to create any financial instrument or investment product that is based on, or seeks to match the performance of, values included in the Exchange Data, in each case unless and until Data Recipient has entered into a separate license agreement with TXSE or, with respect to any Exchange Data owned by a third party, the applicable provider of such Exchange Data.

For purposes of clarity, a Data Recipient is not permitted to externally distribute TXSE Top or TXSE Last Sale feed data that is derived from the TXSE Depth feed unless the Data Recipient subscribes to the TXSE Top feed, TXSE Depth feed or TXSE Last Sale feed, as applicable.[5]

13. Fees

Fees for Exchange Data are displayed on the TXSE Fee Schedule maintained on the Website at: www.txse.com.

A Data Recipient is liable for the applicable Exchange Data fees during the time period when the Data Recipient was enabled (or "entitled") to access the Exchange Data whether or not they actually accessed the Exchange Data. A Data Recipient must provide information evidencing the date as of which it no longer had access

[5] Under TXSE Rule 13.008, TXSE anticipates renaming its TXSE Depth data feed product as TXSE FEED, and may collapse its TXSE Top and TXSE Last Sale feeds into a single product pursuant to a TBD rule filing with the Securities and Exchange Commission.



to the Exchange Data (such as a written confirmation from their Uncontrolled Data Distributor).

If a Data Recipient is distributing an Exchange Data product internally and externally, the Data Recipient will be required to pay both the Internal Distribution Fee and the External Distribution Fee.

If a Data Recipient is receiving identical Exchange Data from (i) multiple Uncontrolled Data Distributors or (ii) from one or more Uncontrolled Data Distributors and TXSE, the Data Recipient will only be required to pay the applicable distribution fee(s) once to TXSE (i.e., the Internal Distribution Fee and/or the External Distribution Fee – depending on whether the Data Recipient is distributing the Exchange Data internally and/or externally).

Display Usage Fees

For Controlled Data Distributors, Display Usage fees (including Enterprise or Digital Media Enterprise fees, if applicable) for Data Users will be collected by the Controlled Data Distributor and then remitted to TXSE. For Controlled Data Distributors of Exchange Data, Display Usage fees will apply for all Data Users except those Data Users using Exchange Data solely for the purpose of software development, quality assurance testing, sales support relating to redistribution or for technical monitoring of systems using Exchange Data and not in support of other commercial/business functions.

Non-Display Usage Fees

Non-Display Usage fees will apply to Data Recipients that use TXSE Depth Exchange Data[6] for one or both of the following categories of Non-Display Usage: (i) Non-Display Usage by Trading Platforms; and (ii) Non-Display Usage not by Trading Platforms. Non-Display Usage by Trading Platforms includes use of Exchange Data in an execution platform operated as or by a registered National Securities Exchange (as defined in Section 3(a)(1) of the Exchange Act), an Alternative Trading System (as defined in Rule 300(a) of Regulation ATS), or an Electronic Communications Network (as defined in Rule 600(b)(36) of Regulation NMS). Non-Display Usage not by Trading Platforms includes trading uses such as high frequency or algorithmic trading as well as any trading in any asset class, automated order or quote generation and/or order pegging, price referencing for smart order routing, operations control programs, investment analysis, order verification and management, surveillance programs, risk management, compliance and portfolio management.

[6] Under TXSE Rule 13.008, TXSE anticipates renaming its TXSE Depth data feed product as TXSE FEED, and may collapse its TXSE Top and TXSE Last Sale feeds into a single product pursuant to a TBD rule filing with the Securities and Exchange Commission.



There are separate fees charged for: (i) Non-Display Usage by Trading Platforms; and (ii) Non-Display Usage not by Trading Platforms. The fee for Non-Display Usage by Trading Platforms is charged only once per Data Recipient regardless of the number of Trading Platforms operated by such Data Recipient and/or its affiliates. Similarly, the fee for Non-Display Usage not by Trading Platforms is charged only once per Data Recipient regardless of the number of non-display uses (including systems or devices) by such Data Recipient and/or its affiliates. A Data Recipient that uses Exchange Data for both Non-Display Usage by Trading Platforms and Non-Display Usage not by Trading Platforms will be charged the applicable fee for each category of Non-Display Usage only once, and those combined fees represent the maximum charge per month for such Data Recipient with respect to Non-Display Usage.

Fee Exemptions

Upon request, a Data Recipient may be eligible for an exemption of Exchange Data fees (including Internal/External Distributor fees and Display/Non-Display Usage Fees) while the Data Recipient is receiving Exchange Data and is in the process of development work and/or testing to facilitate the intended distribution or use of the Exchange Data.

Upon written request to TXSE, TXSE may waive any fees under the Data Agreement for a government or regulatory agency with jurisdiction over TXSE or one or more of its affiliates. Such fee waiver requests are considered on a case-by-case basis.

14. Audit

TXSE has the right to conduct comprehensive audits of Data Recipients during normal business hours, upon reasonable advance notice, to verify the accuracy of reports in accordance with Regulatory Requirements and to ensure that the type and amount of fees calculated or stated to be payable to TXSE are complete and accurate. Additionally, the purpose of the audits is to ensure that Data Recipients that distribute Exchange Data are complying with the terms of their agreements with TXSE and verify that they are in compliance with Regulatory Requirements. While on Data Recipient’s premises, TXSE or its appointed designee shall comply with Data Recipient’s written reasonable confidentiality and security policies and procedures to the extent made known by Data Recipient to TXSE or its appointed designee. In no event will TXSE or its appointed agent audit Data Recipient more than once in any twelve (12)-month period, unless necessary due to a reasonable suspicion of non-compliance with any material provision of the Data Agreement. Data Recipient shall comply promptly with any reasonable request from TXSE for information regarding Data Recipient’s receipt, storage, processing, commingling, display and redistribution of Exchange Data. TXSE shall send Data Recipient notice of any third-party auditors; Data Recipient must submit objections, if any, within ten (10) business days. Audits may cover a Data Recipient’s market data infrastructure for three (3) years preceding the date of the audit, including looking at records after the Data Agreement has been terminated. The Data Recipient's liability shall be limited to unpaid fees, together with interest, for underreporting, underpayment or other financial noncompliance that has occurred during the audit period, plus any costs and expenses as set forth above, *provided* such underreporting, underpaying or other financial non-compliance is a result of a good faith error by Data Recipient.